SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 1, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Company Information
Capital Breakdown	1
Dividends payment	2
Parent Company Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
01/01/2012 to 09/30/2012	11
01/01/2011 to 09/30/2011	12
Statement of Value Added	13
Consolidated Financial Statements
Statement of Financial Position - Assets	14
Statement of Financial Position - Liabilities	15
Statement of Income	17
Statement of Comprehensive Income	19
Statement of Cash Flows	20
Statement of Changes in Equity
01/01/2012 to 09/30/2012	22
01/01/2011 to 09/30/2011	23
Statement of Value Added	24
Comments on the Company’s Performance	25
Notes to the Financial Statements	31
Other Information Deemed as Relevant by the Company	97
Reports and Statements
Unqualified Independent Auditor’s Report	99
Justification for Restatement	101

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	09/30/2012
Paid-in Capital
Common	227,836,623
Preferred	0
Total	227,836,623
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	02/09/2012	Interest on Equity	06/22/2012	Common		2.54000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
1	Total Assets	25,748,423	25,018,556
1.01	Current Assets	3,170,190	3,704,694
1.01.01	Cash and Cash Equivalents	1,766,313	2,142,079
1.01.03	Accounts Receivable	1,139,520	1,257,348
1.01.03.01	Customers	1,005,395	1,072,015
1.01.03.02	Other Accounts Receivable	134,125	185,333
1.01.03.02.01	Balances with Related Parties	134,125	185,333
1.01.04	Inventories	39,709	44,576
1.01.06	Recoverable Taxes	53,314	117,893
1.01.06.01	Current Recoverable Taxes	53,314	117,893
1.01.08	Other Current Assets	171,334	142,798
1.01.08.03	Other	171,334	142,798
1.01.08.03.01	Restricted Cash	71,013	99,729
1.01.08.03.20	Other Accounts Receivable	100,321	43,069
1.02	Noncurrent Assets	22,578,233	21,313,862
1.02.01	Long-Term Assets	936,975	931,985
1.02.01.03	Accounts Receivable	321,680	333,713
1.02.01.03.01	Customers	321,680	333,713
1.02.01.06	Deferred Taxes	187,409	177,926
1.02.01.06.01	Deferred Income Tax and Social Contribution	187,409	177,926
1.02.01.08	Credit with Related Parties	146,373	170,288
1.02.01.08.03	Credit with Controlling Shareholders	146,373	170,288
1.02.01.09	Other Noncurrent Assets	281,513	250,058
1.02.01.09.03	Indemnifications Receivable	60,295	60,295
1.02.01.09.04	Judicial Deposits	48,254	54,178
1.02.01.09.05	ANA – National Water Agency	106,478	100,551
1.02.01.09.20	Other Accounts Receivable	66,486	35,034
1.02.02	Investments	77,481	74,571
1.02.02.01	Shareholdings	23,435	21,986
1.02.02.01.04	Other Shareholdings	23,435	21,986
1.02.02.02	Investment Properties	54,046	52,585
1.02.03	Property, Plant and Equipment	199,654	181,585
1.02.04	Intangible Assets	21,364,123	20,125,721
1.02.04.01	Intangible Assets	21,364,123	20,125,721
1.02.04.01.01	Concession Contracts	7,683,233	7,736,810
1.02.04.01.02	Program Contracts	4,252,345	3,179,545
1.02.04.01.03	Service Contracts	9,485,186	9,190,573
1.02.04.01.04	Software License	195	2,316
1.02.04.01.05	New Businesses	13,378	16,477
1.02.04.01.06	Provision for Asset Impairment	-35,127	0
1.02.04.01.07	Provision for Physical Count Losses	-35,087	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

 Parent Company Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
2	Total Liabilities	25,748,423	25,018,556
2.01	Current Liabilities	3,606,408	3,956,146
2.01.01	Labor and Pension Plan Liabilities	316,816	243,502
2.01.01.01	Pension Plan Liabilities	23,850	31,836
2.01.01.02	Labor Liabilities	292,966	211,666
2.01.02	Suppliers	255,236	244,658
2.01.02.01	Domestic Suppliers	255,236	244,658
2.01.03	Tax Liabilities	221,268	180,794
2.01.03.01	Federal Tax Liabilities	216,083	175,264
2.01.03.01.01	Income Tax and Social Contribution Payable	97,894	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	51,437	57,052
2.01.03.01.03	INSS (social security contribution) Payable	26,070	25,630
2.01.03.01.04	Installment Program - Law 10684/03	28,279	36,716
2.01.03.01.20	Other Federal Taxes	12,403	55,866
2.01.03.03	Municipal Taxes Liabilities	5,185	5,530
2.01.04	Loans and Financing	1,310,039	1,629,184
2.01.04.01	Loans and Financing	817,460	825,265
2.01.04.01.01	In Domestic Currency	598,582	635,888
2.01.04.01.02	In Foreign Currency	218,878	189,377
2.01.04.02	Debentures	492,579	803,919
2.01.05	Other Liabilities	858,511	893,938
2.01.05.01	Liabilities with Related Parties	1,231	12,062
2.01.05.01.03	Debts with Controlling Shareholders	1,231	12,062
2.01.05.02	Other	857,280	881,876
2.01.05.02.01	Dividends and Interest on Equity Payable	142	247,486
2.01.05.02.04	Accounts Payable	378,682	383,116
2.01.05.02.05	Refundable Amounts	44,801	50,300
2.01.05.02.06	Program Contract Commitments	106,156	62,287
2.01.05.02.07	Private Public Partnership	24,357	12,693
2.01.05.02.08	Agreement with São Paulo Municipality Government	49,272	62,228
2.01.05.02.09	Indemnities	9,465	5,310
2.01.05.02.10	Agreements	173,000	0
2.01.05.02.20	Other Payables	71,405	58,456
2.01.06	Provisions	644,538	764,070
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	185,589	117,556
2.01.06.01.01	Tax Provisions	5,916	5,859
2.01.06.01.02	Social Security and Labor Provisions	138,340	86,821
2.01.06.01.04	Civil Provisions	41,333	24,876
2.01.06.02	Other Provisions	458,949	646,514
2.01.06.02.03	Provisions for Environmental	14,761	12,014
2.01.06.02.04	Provisions for Customers	343,020	244,817
2.01.06.02.05	Provisions for Suppliers	101,168	389,683
2.02	Noncurrent Liabilities	10,737,774	10,516,514
2.02.01	Loans and Financing	7,084,777	6,794,148
2.02.01.01	Loans and Financing	4,716,091	4,725,684
2.02.01.01.01	In Domestic Currency	1,676,552	1,861,640

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
2.02.01.01.02	In Foreign Currency	3,039,539	2,864,044
2.02.01.02	Debentures	2,368,686	2,068,464
2.02.02	Other Payables	2,941,283	2,914,607
2.02.02.02	Other	2,941,283	2,914,607
2.02.02.02.03	Other Taxes and Contributions Payable	0	18,363
2.02.02.02.04	Pension Plan Liabilities	2,113,479	2,050,697
2.02.02.02.05	Program Contract Liabilities	151,575	130,978
2.02.02.02.06	Private Public Partnership – PPP	401,934	416,105
2.02.02.02.07	Indemnities	29,644	43,707
2.02.02.02.08	TAC – Retirees	17,047	30,171
2.02.02.02.09	Deferred COFINS and PASEP	116,048	114,106
2.02.02.02.20	Other Payables	111,556	110,480
2.02.04	Provisions	711,714	807,759
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	292,595	293,794
2.02.04.01.01	Tax Provisions	71,756	70,589
2.02.04.01.02	Social Security and Labor Provisions	97,128	69,715
2.02.04.01.04	Civil Provisions	123,711	153,490
2.02.04.02	Other Provisions	419,119	513,965
2.02.04.02.03	Provisions for Environmental	131,423	109,165
2.02.04.02.04	Provisions for Customers	258,200	373,716
2.02.04.02.05	Provisions for Suppliers	29,496	31,084
2.03	Equity	11,404,241	10,545,896
2.03.01	Paid-in Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserves	3,929,810	4,217,953
2.03.04.01	Legal Reserve	521,219	521,219
2.03.04.08	Additional Dividend Proposed	0	288,143
2.03.04.10	Reserve for Investments	3,408,591	3,408,591
2.03.05	Retained Earnings/Accumulated Losses	1,146,488	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 07/01/2012 to 09/30/2012	YTD Current Year 01/01/2012 to 09/30/2012	Same Quarter Previous Year 07/01/2011 to 09/30/2011	YTD Previous Year 01/01/2011 to 09/30/2011
3.01	Revenue from Sales and/or Services	2,710,985	7,763,716	2,591,262	7,225,668
3.02	Cost of Sales and/or Services	-1,592,348	-4,656,557	-1,634,513	-4,440,004
3.02.01	Cost of Sales and/or Services	-993,171	-2,952,507	-978,484	-2,858,247
3.02.02	Construction Cost	-599,177	-1,704,050	-656,029	-1,581,757
3.03	Gross Profit	1,118,637	3,107,159	956,749	2,785,664
3.04	Operating Income/Expenses	-456,398	-1,094,916	-323,374	-1,075,481
3.04.01	Selling Expenses	-188,892	-528,182	-116,219	-449,757
3.04.02	General and Administrative Expenses	-207,387	-530,417	-192,317	-660,018
3.04.04	Other Operating Income	14,528	48,009	-2,131	58,058
3.04.04.01	Other Operating Income	16,114	53,341	-2,434	63,889
3.04.04.02	COFINS and PASEP	-1,586	-5,332	303	-5,831
3.04.05	Other Operating Expenses	-74,061	-80,683	-10,540	-19,346
3.04.05.01	Loss on Write-off of Property, Plant and Equipment	-73	-1,881	-8,265	-12,644
3.04.05.03	Tax Incentives	-3,730	-8,417	-1,915	-6,225
3.04.05.04	Provision for Asset Impairment	-35,127	-35,127	0	0
3.04.05.05	Provision for Physical Count Losses	-35,087	-35,087	0	0
3.04.05.20	Other	-44	-171	-360	-477
3.04.06	Equity in the Earnings of Joint Ventures	-586	-3,643	-2,167	-4,418
3.05	Income Before Financial Result and Taxes	662,239	2,012,243	633,375	1,710,183
3.06	Financial Result	-109,293	-395,657	-510,698	-515,782
3.06.01	Financial Income	68,232	226,644	113,894	324,466
3.06.01.01	Financial Income	68,282	226,749	113,508	339,030
3.06.01.02	Foreign Exchange Gains	-50	-105	386	-14,564
3.06.02	Financial Expenses	-177,525	-622,301	-624,592	-840,248
3.06.02.01	Financial Expenses	-154,450	-476,759	-158,207	-517,203
3.06.02.02	Foreign Exchange Losses	-23,075	-145,542	-466,385	-323,045
3.07	Earnings Before Income Taxes	552,946	1,616,586	122,677	1,194,401
3.08	Income Tax and Social Contribution	-191,182	-470,098	-54,713	-463,996

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 07/01/2012 to 09/30/2012	YTD Current Year 01/01/2012 to 09/30/2012	Same Quarter Previous Year 07/01/2011 to 09/30/2011	YTD Previous Year 01/01/2011 to 09/30/2011
3.08.01	Current	-240,126	-479,581	-112,974	-519,992
3.08.02	Deferred	48,944	9,483	58,261	55,996
3.09	Net Income from Continued Operations	361,764	1,146,488	67,964	730,405
3.11	Net Income/Loss for the Period	361,764	1,146,488	67,964	730,405
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	1.58783	5.03208	0.29830	3.20584
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	1.58783	5.03208	0.29830	3.20584

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Comprehensive Income

Justification for not filing out the chart:

The Company does not record statement of comprehensive income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 09/30/2012	YTD Previous Year 01/01/2011 to 09/30/2011
6.01	Net Cash from Operating Activities	1,847,791	1,897,590
6.01.01	Cash from Operations	3,378,306	3,186,309
6.01.01.01	Net Income Before Income Tax and Social Contribution	1,616,586	1,194,401
6.01.01.02	Provision for Contingencies	231,150	220,254
6.01.01.05	Income in Write-off of Intangible and Fixed Assets	2,129	21,162
6.01.01.06	Depreciation and Amortization	543,702	572,514
6.01.01.07	Interest on Loans and Financing Payable	306,742	342,528
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	169,399	367,326
6.01.01.09	Interest and Foreign Exchange Losses	1,147	2,197
6.01.01.10	Interest and Foreign Exchange Gains	-9,919	-19,404
6.01.01.11	Allowance for Doubtful Accounts and Securities Write-off	304,011	240,883
6.01.01.12	Provision for Consent Decree (TAC)	24,482	40,561
6.01.01.13	Equity in the Earnings of Joint Ventures	3,643	4,418
6.01.01.14	Provision for Sabesprev Mais	-6,522	-7,432
6.01.01.15	Other Provisions/Reversals	1,186	4,900
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-4,080	0
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-36,919	-39,284
6.01.01.18	Pension Plan Liabilities	161,355	241,285
6.01.01.19	Provision for Physical Count Losses	35,087	0
6.01.01.20	Provision for Asset Impairment	35,127	0
6.01.02	Assets and Liabilities Variations	-771,753	-265,960
6.01.02.01	Accounts Receivable	-195,751	-219,880
6.01.02.02	Balances and Transactions with Related Parties	50,582	36,585
6.01.02.03	Inventories	4,791	228
6.01.02.04	Recoverable Taxes	-27,229	-42,159
6.01.02.05	Other Accounts Receivable	-95,741	-21,186
6.01.02.06	Judicial Deposits	-150,326	3,624
6.01.02.08	Contractors and Suppliers	-28,618	73,762
6.01.02.09	Payroll, Provisions and Social Contribution	48,832	22,557
6.01.02.10	Pension Plan Liabilities	-98,573	-8,432
6.01.02.11	Taxes and Contributions Payable	-76,930	-56,672
6.01.02.12	Services Received	-4,434	-37,695
6.01.02.13	Other Liabilities	85,326	131,608
6.01.02.14	Provisions	-285,624	-148,317
6.01.02.15	Taxes on Revenues	1,942	17
6.01.03	Other	-758,762	-1,022,759
6.01.03.01	Interest Paid	-471,168	-583,666
6.01.03.02	Income Tax and Social Contribution Paid	-287,594	-439,093
6.02	Net Cash from Investing Activities	-1,330,861	-1,154,196
6.02.01	Acquisition of Fixed Assets	-12,305	-8,174
6.02.02	Increase in Intangible Assets	-1,342,180	-1,337,179
6.02.03	Increase in Investment	-5,092	-14,050
6.02.04	Restricted Cash	28,716	205,207
6.03	Net Cash from Financing Activities	-892,696	-503,943

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 09/30/2012	YTD Previous Year 01/01/2011 to 09/30/2011
6.03.01	Funding - Loans	995,442	1,456,501
6.03.02	Amortization of Loans	-1,350,366	-1,537,521
6.03.03	Payment of Interest on Equity	-537,772	-422,923
6.05	Increase (Decrease) in Cash and Cash Equivalents	-375,766	239,451
6.05.01	Opening Cash and Cash Equivalents	2,142,079	1,988,004
6.05.02	Closing Cash and Cash Equivalents	1,766,313	2,227,455

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Changes in Equity – 01/01/2012 to 09/30/2012

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896
5.03	Adjusted Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896
5.04	Capital Transactions with Partners	0	0	-288,143	0	0	-288,143
5.04.08	Approved Additional Dividends	0	0	-288,143	0	0	-288,143
5.05	Total Comprehensive Income	0	0	0	1,146,488	0	1,146,488
5.05.01	Net income for the Period	0	0	0	1,146,488	0	1,146,488
5.07	Closing Balances	6,203,688	124,255	3,929,810	1,146,488	0	11,404,241

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Changes in Equity – 01/01/2011 to 09/30/2011

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.04	Capital Transactions with Partners	0	0	-68,761	0	0	-68,761
5.04.08	Approved Additional Dividends	0	0	-68,761	0	0	-68,761
5.05	Total Comprehensive Income	0	0	0	730,405	0	730,405
5.05.01	Net income for the Period	0	0	0	730,405	0	730,405
5.07	Closing Balances	6,203,688	124,255	3,285,096	730,405	0	10,343,444

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 09/30/2012	YTD Previous Year 01/01/2011 to 09/30/2011
7.01	Revenue	8,149,228	7,634,919
7.01.01	Sales of Merchandise, Products and Services	6,500,917	6,043,317
7.01.02	Other Revenue	53,341	63,889
7.01.03	Revenue from the Construction of Own Assets	1,740,969	1,621,042
7.01.04	Allowance for/Reversal of Doubtful Accounts	-145,999	-93,329
7.02	Inputs Acquired from Third Parties	-3,398,090	-3,106,286
7.02.01	Costs of Products, Goods and Services Sold	-2,818,116	-2,626,876
7.02.02	Materials, Energy, Outsourced Services and Other	-499,291	-460,064
7.02.03	Loss/Recovery of Asset Values	-35,127	0
7.02.04	Other	-45,556	-19,346
7.02.04.01	Provision for Inventory Losses	-35,087	0
7.02.04.02	Other	-10,469	-19,346
7.03	Gross Value Added	4,751,138	4,528,633
7.04	Retentions	-543,702	-572,514
7.04.01	Depreciation, Amortization and Depletion	-543,702	-572,514
7.05	Net Value Added Produced	4,207,436	3,956,119
7.06	Value Added Received in Transfer	223,001	320,048
7.06.01	Equity in the Earnings of Joint Ventures	-3,643	-4,418
7.06.02	Financial Income	226,644	324,466
7.07	Total Value Added to Distribute	4,430,437	4,276,167
7.08	Value Added Distribution	4,430,437	4,276,167
7.08.01	Personnel	1,148,828	1,277,402
7.08.01.01	Direct Compensation	774,184	741,888
7.08.01.02	Benefits	302,641	453,324
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	72,003	82,190
7.08.02	Taxes and Contributions	1,249,710	1,178,364
7.08.02.01	Federal	1,184,199	1,125,646
7.08.02.02	State	38,764	30,702
7.08.02.03	Municipal	26,747	22,016
7.08.03	Third Parties	885,411	1,089,996
7.08.03.01	Interest	839,409	1,062,725
7.08.03.02	Rental	46,002	27,271
7.08.04	Retained Earnings	1,146,488	730,405
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	1,146,488	730,405

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
1	Total Assets	25,953,815	25,214,984
1.01	Current Assets	3,169,152	3,725,833
1.01.01	Cash and Cash Equivalents	1,777,706	2,149,989
1.01.03	Accounts Receivable	1,140,621	1,257,992
1.01.03.01	Customers	1,006,496	1,072,659
1.01.03.02	Other Accounts Receivable	134,125	185,333
1.01.03.02.01	Balances with Related Parties	134,125	185,333
1.01.04	Inventories	39,754	44,611
1.01.06	Recoverable Taxes	53,683	118,116
1.01.06.01	Current Recoverable Taxes	53,683	118,116
1.01.08	Other Current Assets	157,388	155,125
1.01.08.03	Other	157,388	155,125
1.01.08.03.01	Restricted Cash	71,013	99,729
1.01.08.03.20	Other Accounts Receivable	86,375	55,396
1.02	Noncurrent Assets	22,784,663	21,489,151
1.02.01	Long-Term Assets	942,988	938,421
1.02.01.03	Accounts Receivable	321,680	333,713
1.02.01.03.01	Customers	321,680	333,713
1.02.01.06	Deferred Taxes	191,537	179,463
1.02.01.06.01	Deferred Income Tax and Social Contribution	191,537	179,463
1.02.01.08	Credit with Related Parties	146,373	170,288
1.02.01.08.03	Credit with Controlling Shareholders	146,373	170,288
1.02.01.09	Other Noncurrent Assets	283,398	254,957
1.02.01.09.03	Indemnifications Receivable	60,295	60,295
1.02.01.09.04	Judicial Deposits	48,254	54,178
1.02.01.09.05	ANA – National Water Agency	106,478	100,551
1.02.01.09.20	Other Accounts Receivable	68,371	39,933
1.02.02	Investments	54,046	52,585
1.02.02.02	Investment Properties	54,046	52,585
1.02.03	Property, Plant and Equipment	401,337	356,468
1.02.04	Intangible Assets	21,386,292	20,141,677
1.02.04.01	Intangible Assets	21,386,292	20,141,677
1.02.04.01.01	Concession Contracts	7,705,289	7,752,756
1.02.04.01.02	Program Contracts	4,252,345	3,179,545
1.02.04.01.03	Service Contracts	9,485,186	9,190,573
1.02.04.01.04	Software License	308	2,326
1.02.04.01.05	New Business	13,378	16,477
1.02.04.01.06	Provision for Asset Impairment	-35,127	0
1.02.04.01.07	Provision for Physical Count Losses	-35,087	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
2	Total Liabilities	25,953,815	25,214,984
2.01	Current Liabilities	3,626,811	3,968,668
2.01.01	Labor and Pension Plan Liabilities	317,467	243,876
2.01.01.01	Pension Plan Liabilities	23,965	31,927
2.01.01.02	Labor Liabilities	293,502	211,949
2.01.02	Suppliers	257,128	255,557
2.01.02.01	Domestic Suppliers	257,128	255,557
2.01.03	Tax Liabilities	221,436	181,122
2.01.03.01	Federal Tax Liabilities	216,244	175,378
2.01.03.01.01	Income Tax and Social Contribution Payable	97,981
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	51,480	57,073
2.01.03.01.03	INSS (social security contribution) Payable	26,083	25,645
2.01.03.01.04	Installment Program - Law 10684/03	28,279	36,716
2.01.03.01.20	Other Federal Taxes	12,421	55,944
2.01.03.02	State Tax Liabilities	0	4
2.01.03.03	Municipal Tax Liabilities	5,192	5,740
2.01.04	Loans and Financing	1,316,504	1,630,010
2.01.04.01	Loans and Financing	823,925	826,091
2.01.04.01.01	In Domestic Currency	605,047	636,714
2.01.04.01.02	In Foreign Currency	218,878	189,377
2.01.04.02	Debentures	492,579	803,919
2.01.05	Other Liabilities	869,738	894,033
2.01.05.01	Liabilities with Related Parties	1,231	12,062
2.01.05.01.03	Debts with Controlling Shareholders	1,231	12,062
2.01.05.02	Other	868,507	881,971
2.01.05.02.01	Dividends and Interest on Equity Payable	142	247,486
2.01.05.02.04	Services	378,682	383,116
2.01.05.02.05	Refundable Amounts	44,801	50,300
2.01.05.02.06	Program Contract Commitments	106,156	62,287
2.01.05.02.07	Private Public Partnership – PPP	24,357	12,693
2.01.05.02.08	Agreement with São Paulo Municipal Government	49,272	62,228
2.01.05.02.09	Indemnities	9,465	5,310
2.01.05.02.10	Agreements	173,000	0
2.01.05.02.20	Other Payables	82,632	58,551
2.01.06	Provisions	644,538	764,070
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	185,589	117,556
2.01.06.01.01	Tax Provisions	5,916	5,859
2.01.06.01.02	Social Security and Labor Provisions	138,340	86,821
2.01.06.01.04	Civil Provisions	41,333	24,876
2.01.06.02	Other Provisions	458,949	646,514
2.01.06.02.03	Provisions for Environmental and Decommission Liabilities	14,761	12,014
2.01.06.02.04	Provisions for Customers	343,020	244,817
2.01.06.02.05	Provisions for Suppliers	101,168	389,683
2.02	Noncurrent Liabilities	10,922,763	10,700,420
2.02.01	Loans and Financing	7,269,624	6,966,285
2.02.01.01	Loans and Financing	4,743,105	4,737,722

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(R$ thousand)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
2.02.01.01.01	In Domestic Currency	1,703,566	1,873,678
2.02.01.01.02	In Foreign Currency	3,039,539	2,864,044
2.02.01.02	Debentures	2,526,519	2,228,563
2.02.02	Other Payables	2,941,422	2,926,376
2.02.02.02	Other	2,941,422	2,926,376
2.02.02.02.03	Other Taxes and Contributions Payable	0	18,363
2.02.02.02.04	Pension Plan Liabilities	2,113,479	2,050,697
2.02.02.02.05	Program Contract Liabilities	151,575	130,978
2.02.02.02.06	Private Public Partnership – PPP	401,934	416,105
2.02.02.02.07	Indemnities	29,644	43,707
2.02.02.02.08	TAC – Retirees	17,047	30,171
2.02.02.02.09	Deferred COFINS and PASEP	117,507	114,957
2.02.02.02.20	Other Payables	110,236	121,398
2.02.04	Provisions	711,717	807,759
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	292,598	293,794
2.02.04.01.01	Tax Provisions	71,756	70,589
2.02.04.01.02	Social Security and Labor Provisions	97,128	69,715
2.02.04.01.04	Civil Provisions	123,714	153,490
2.02.04.02	Other Provisions	419,119	513,965
2.02.04.02.03	Provision for Environmental	131,423	109,165
2.02.04.02.04	Provisions for Customers	258,200	373,716
2.02.04.02.05	Provisions for Suppliers	29,496	31,084
2.03	Consolidated Equity	11,404,241	10,545,896
2.03.01	Paid-In Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserves	3,929,810	4,217,953
2.03.04.01	Legal Reserve	521,219	521,219
2.03.04.08	Additional Dividend Proposed	0	288,143
2.03.04.10	Reserve for Investments	3,408,591	3,408,591
2.03.05	Retained Earnings/Accumulated Losses	1,146,488	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 07/01/2012 to 09/30/2012	YTD Current Year 01/01/2012 to 09/30/2012	Same Quarter Previous Year 07/01/2011 to 09/30/2011	YTD Previous Year 01/01/2011 to 09/30/2011
3.01	Revenue from Sales and/or Services	2,710,673	7,777,356	2,592,799	7,230,055
3.02	Cost of Goods and/or Services	-1,591,939	-4,667,260	-1,635,681	-4,443,251
3.02.01	Cost of Goods and/or Services	-992,226	-2,954,883	-979,440	-2,860,691
3.02.02	Construction Cost	-599,713	-1,712,377	-656,241	-1,582,560
3.03	Gross Profit	1,118,734	3,110,096	957,118	2,786,804
3.04	Operating Income/Expenses	-456,640	-1,097,489	-322,628	-1,075,239
3.04.01	Selling Expenses	-188,654	-528,323	-116,307	-449,949
3.04.02	General and Administrative Expenses	-208,495	-536,598	-193,678	-664,088
3.04.04	Other Operating Income	14,570	48,115	-2,103	58,144
3.04.04.01	Other Operating Income	16,156	53,447	-2,406	63,975
3.04.04.02	COFINS and PASEP	-1,586	-5,332	303	-5,831
3.04.05	Other Operating Expenses	-74,061	-80,683	-10,540	-19,346
3.04.05.01	Loss on Write-off of Property, Plant and Equipment	-73	-1,881	-8,265	-12,644
3.04.05.03	Tax Incentives	-3,730	-8,417	-1,915	-6,225
3.04.05.04	Provision for Asset Impairment	-35,127	-35,127	0	0
3.04.05.05	Provision for Physical Count Losses	-35,087	-35,087	0	0
3.04.05.20	Other	-44	-171	-360	-477
3.05	Income Before Financial Result and Taxes	662,094	2,012,607	634,490	1,711,565
3.06	Financial Result	-109,408	-398,551	-510,871	-516,124
3.06.01	Financial Income	68,319	227,088	113,987	324,651
3.06.01.01	Financial Income	68,370	227,184	113,601	339,212
3.06.01.02	Foreign Exchange Gains	-51	-96	386	-14,561
3.06.02	Financial Expenses	-177,727	-625,639	-624,858	-840,775
3.06.02.01	Financial Expenses	-154,652	-480,085	-158,473	-517,729
3.06.02.02	Foreign Exchange Losses	-23,075	-145,554	-466,385	-323,046
3.07	Earnings Before Income Taxes	552,686	1,614,056	123,619	1,195,441
3.08	Income Tax and Social Contribution	-190,922	-467,568	-55,655	-465,036
3.08.01	Current	-240,204	-479,801	-113,182	-520,200

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 07/01/2012 to 09/30/2012	YTD Current Year 01/01/2012 to 09/30/2012	Same Quarter Previous Year 07/01/2011 to 09/30/2011	YTD Previous Year 01/01/2011 to 09/30/2011
3.08.02	Deferred	49,282	12,233	57,527	55,164
3.09	Net Income from Continued Operations	361,764	1,146,488	67,964	730,405
3.11	Consolidated Net Income/Loss for the Period	361,764	1,146,488	67,964	730,405
3.11.01	Attribut the Company’s Shareholders	361,764	1,146,488	67,964	730,405
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	1.58783	5.03208	0.29830	3.20584
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	1.58783	5.03208	0.29830	3.20584

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Comprehensive Income

Justification for not filing out the chart:

The Company does not record statement of comprehensive income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Quarter 01/01/2012 to 09/30/2012	YTD Previous Year 01/01/2011 to 09/30/2011
6.01	Net Cash from Operating Activities	1,871,393	1,901,215
6.01.01	Cash Generated from Operations	3,383,498	3,183,634
6.01.01.01	Net Profit Before Income Tax and Social Contribution	1,614,056	1,195,441
6.01.01.02	Provision for Contingencies	231,150	220,254
6.01.01.05	Income in Write-off of Intangible and Fixed Assets	2,138	21,162
6.01.01.06	Depreciation and Amortization	543,838	572,556
6.01.01.07	Interest on Loans and Financing Payable	318,650	342,528
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	169,399	-367,326
6.01.01.09	Expenses with Interest and Monetary Variations	1,147	2,197
6.01.01.10	Income from Interest and Monetary Variations	-9,919	-19,404
6.01.01.11	Allowance for Doubtful Accounts and Securities Write-off	304,011	240,883
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	24,482	40,561
6.01.01.14	Provision Sabesprev Mais	-6,522	-7,432
6.01.01.15	Other Provisions/Reversals	1,186	4,900
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-4,080	0
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-37,607	-38,623
6.01.01.18	Social Security Obligations	161,355	241,285
6.01.01.19	Provision for Physical Count Losses	35,087	0
6.01.01.20	Provision for Asset Impairment	35,127	0
6.01.02	Variation to Assets and Liabilities	-752,525	-259,660
6.01.02.01	Accounts Receivable	-196,208	-220,227
6.01.02.02	Balances and Transactions with Related Parties	50,582	36,585
6.01.02.03	Inventories	4,781	205
6.01.02.04	Taxes Recoverable	-27,508	-42,484
6.01.02.05	Other Accounts Receivable	-66,454	-20,577
6.01.02.06	Judicial Deposits	-150,326	3,624
6.01.02.08	Contractors and Suppliers	-37,625	78,018
6.01.02.09	Salaries, Provisions and Social Security Contributions	49,109	22,833
6.01.02.10	Social Security Obligations	-98,573	-8,432
6.01.02.11	Taxes and Contributions Payable	-77,177	-55,038
6.01.02.12	Outside Services	-4,434	-37,695
6.01.02.13	Other Obligations	84,220	131,828
6.01.02.14	Provisions	-285,621	-148,317
6.01.02.15	Taxes on Revenue	2,709	17
6.01.03	Other	-759,580	-1,022,759
6.01.03.01	Interest Paid	-471,986	-583,666
6.01.03.02	Income Tax and Contributions Paid	-287,594	-439,093
6.02	Net Cash from Investing Activities	-1,358,239	-1,234,609
6.02.01	Purchase of Property, Plant and Equipment	-39,154	-94,006
6.02.02	Increase in Intangible Assets	-1,347,801	-1,345,810
6.02.04	Restricted Cash	28,716	205,207
6.03	Net Cash from Financing Activities	-885,437	-389,874

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	Accumulated of Current Year 01/01/2012 to 09/30/2012	Accumulated of Previous Year 01/01/2011 to 09/30/2011
6.03.01	Funding - Loans	1,007,035	1,625,893
6.03.02	Amortizations of Loans	-1,354,700	-1,592,844
6.03.03	Payment of Interest on Equity	-537,772	-422,923
6.05	Increase (Decrease) of Cash and Cash Equivalents	-372,283	276,732
6.05.01	Opening Cash and Cash Equivalents	2,149,989	1,989,179
6.05.02	Closing Cash and Cash Equivalents	1,777,706	2,265,911

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Changes in Equity – 01/01/2012 to 09/30/2012

(R$ thousand)

Code	Description	Paid in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Minority Interest	Consolidated Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896	0	10,545,896
5.03	Adjusted Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896	0	10,545,896
5.04	Capital Transactions with Partners	0	0	-288,143	0	0	-288,143	0	-288,143
5.04.08	Approved Additional Dividends	0	0	-288,143	0	0	-288,143	0	-288,143
5.05	Total Comprehensive Income	0	0	0	1,146,488	0	1,146,488	0	1,146,488
5.05.01	Net income for the Period	0	0	0	1,146,488	0	1,146,488	0	1,146,488
5.07	Closing Balances	6,203,688	124,255	3,929,810	1,146,488	0	11,404,241	0	11,404,241

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – September 30, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Parent Company Financial Statements / Statement of Changes in Equity – 01/01/2011 to 09/30/2011

(R$ thousand)

Code	Description	Paid in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Minority Interest	Consolidated Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.04	Capital Transactions with Partners	0	0	-68,761	0	0	-68,761	0	-68,761
5.04.08	Approved Additional Dividends	0	0	-68,761	0	0	-68,761	0	-68,761
5.05	Total Comprehensive Income	0	0	0	730,405	0	730,405	0	730,405
5.05.01	Net income for the Period	0	0	0	730,405	0	730,405	0	730,405
5.07	Closing Balances	6,203,688	124,255	3,285,096	730,405	0	10,343,444	0	10,343,444

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 09/30/2012	YTD Previous Year 01/01/2011 to 09/30/2011
7.01	Revenue	8,163,802	7,639,425
7.01.01	Sale of Merchandise, Products and Services	6,506,414	6,047,683
7.01.02	Other Revenue	53,447	63,975
7.01.03	Revenue from the Construction of Own Assets	1,749,984	1,621,183
7.01.04	Provision/Reversal of Credit Losses	-146,043	-93,416
7.02	Inputs Acquired from Third Parties	-3,410,936	-3,110,822
7.02.01	Costs of Merchandise, Products and Services Sold	-2,827,921	-2,629,561
7.02.02	Materials, Energy, Third Party Services and Others	-502,332	-461,915
7.02.03	Provision for Asset Impairment	-35,127	0
7.02.04	Other	-45,556	-19,346
7.02.04.01	Provision for Inventory Losses	-35,087	0
7.02.04.02	Other	-10,469	-19,346
7.03	Gross Value Added	4,752,866	4,528,603
7.04	Retentions	-543,838	-572,556
7.04.01	Depreciation, Amortization and Depletion	-543,838	-572,556
7.05	Net Value Added Produced	4,209,028	3,956,047
7.06	Value Added Transfer Received	227,088	324,651
7.06.02	Financial Income	227,088	324,651
7.07	Total Value Added to Distribute	4,436,116	4,280,698
7.08	Distribution of Value Added	4,436,116	4,280,698
7.08.01	Personnel	1,151,775	1,279,461
7.08.01.01	Direct Compensation	776,560	743,642
7.08.01.02	Benefits	303,040	453,520
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	72,175	82,299
7.08.02	Taxes and Contributions	1,248,862	1,180,070
7.08.02.01	Federal	1,183,196	1,127,257
7.08.02.02	State	38,768	30,711
7.08.02.03	Municipal	26,898	22,102
7.08.03	Third Parties	888,991	1,090,762
7.08.03.01	Interest	842,746	1,063,252
7.08.03.02	Rental	46,245	27,510
7.08.04	Retained Earnings	1,146,488	730,405
7.08.04.03	Retained Profit/Loss for the Period	1,146,488	730,405

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Comments on the Company’s Performance

      1. Financial highlights

R$ million
	3Q11	3Q12	Chg. (R$)%		9M11	9M12	Chg. (R$)%
(+) Gross operating revenue	2,068.1	2,262.9	194.8	9.4	6,043.3	6,500.9	457.6	7.6
(+) Construction revenue	672.3	612.3	(60.0)	(8.9)	1,621.1	1,741.0	119.9	7.4
(-) COFINS and PASEP taxes	149.1	164.2	15.1	10.1	438.7	478.2	39.5	9.0
(=) Net operating revenue	2,591.3	2,711.0	119.7	4.6	7,225.7	7,763.7	538.0	7.4
(-) Costs and expenses	1,287.1	1,389.4	102.3	7.9	3,968.0	4,011.1	43.1	1.1
(-) Construction costs	656.0	599.2	(56.8)	(8.7)	1,581.8	1,704.1	122.3	7.7
(+) Equity results	(2.2)	(0.6)	1.6	(72.7)	(4.4)	(3.6)	0.8	(18.2)
(=) Earnings before financial expenses (EBIT*)	646.0	721.8	75.8	11.7	1,671.5	2,044.9	373.4	22.3
(+) Depreciation and amortization	168.2	180.2	12.0	7.1	572.5	543.7	(28.8)	(5.0)
(=) EBITDA**	814.2	902.0	87.8	10.8	2,244.0	2,588.6	344.6	15.4
(%) EBITDA margin	31.4	33.3			31.1	33.3
Net income	68.0	361.8	293.8	432.1	730.4	1,146.5	416.1	57.0
Earnings per share (R$)	0.30	1.59			3.21	5.03
(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

3Q11 3Q12 Chg. (R$) % 9M11 9M12 Chg. (R$)

In 3Q12, net operating revenue reached R$2.7 billion, a 4.6% growth compared to 3Q11. Costs and expenses, including construction costs, in the amount of R$2.0 billion grew 2.3% over 3Q11. EBIT grew 11.7%, from R$646.0 million in 3Q11 to R$721.8 million in 3Q12. EBITDA increased 10.8%, from R$814.2 million in 3Q11 to R$902.0 million in 3Q12. The EBITDA margin was 33.3% in 3Q12 in comparison to 31.4% in the same period of the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 42.4% in 3Q12 (41.6% in 3Q11).

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$2.1 billion in 3Q11 to R$2.3 million in 3Q12, an increase of R$194.8 million or 9.4%. The main factors for this result were the tariff adjustment of 6.83% in 2011 and the increase of 3.2% in total billed volume.

3. Construction revenue

In 3Q12, construction revenue went from R$672.3 million to R$612.3 million, a decrease of R$60.0 million or 8.9% comparing to 3Q11. This variation was mainly due to the lower expenses with construction works in 3Q12.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 3Q11 and 3Q12.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Comments on the Company’s Performance

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%
Residential	369.1	380.3	3.0	304.1	314.6	3.5	673.2	694.9	3.2
Commercial	41.8	43.6	4.3	39.0	40.4	3.6	80.8	84.0	4.0
Industrial	9.7	9.5	(2.1)	10.1	10.8	6.9	19.8	20.3	2.5
Public	13.6	14.4	5.9	10.6	11.2	5.7	24.2	25.6	5.8
Total retail	434.2	447.8	3.1	363.8	377.0	3.6	798.0	824.8	3.4
Wholesale	74.1	74.8	0.9	6.8	7.5	10.3	80.9	82.3	1.7
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	508.4	522.7	2.8	370.6	384.5	3.8	879.0	907.2	3.2
	9M11	9M12%		9M11	9M12%		9M11	9M12%
Residential	1,109.2	1,136.4	2.5	908.9	936.9	3.1	2,018.1	2,073.3	2.7
Commercial	124.9	129.1	3.4	116.6	119.9	2.8	241.5	249.0	3.1
Industrial	28.9	28.4	(1.7)	30.0	31.7	5.7	58.9	60.1	2.0
Public	39.6	41.6	5.1	31.0	32.3	4.2	70.6	73.9	4.7
Total retail	1,302.6	1,335.5	2.5	1,086.5	1,120.8	3.2	2,389.1	2,456.3	2.8
Wholesale	222.5	221.8	(0.3)	21.0	21.0	-	243.5	242.8	(0.3)
Reused water	0.2	0.3	50.0	-	-	-	0.2	0.3	50.0
Total	1,525.3	1,557.6	2.1	1,107.5	1,141.8	3.1	2,632.8	2,699.4	2.5

BILLED WATER AND SEWAGE VOLUME (1) PER REGION – million m3
		Water			Sewage		Water + Sewage
Region	3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%
Metropolitan	287.4	296.6	3.2	244.1	252.9	3.6	531.5	549.5	3.4
Regional (2)	146.8	151.2	3.0	119.7	124.1	3.7	266.5	275.3	3.3
Total retail	434.2	447.8	3.1	363.8	377.0	3.6	798.0	824.8	3.4
Wholesale	74.1	74.8	0.9	6.8	7.5	10.3	80.9	82.3	1.7
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	508.4	522.7	2.8	370.6	384.5	3.8	879.0	907.2	3.2
	9M11	9M12%		9M11	9M12%		9M11	9M12%
Metropolitan	857.6	880.0	2.6	727.8	748.9	2.9	1,585.4	1,628.9	2.7
Regional (2)	445.0	455.5	2.4	358.7	371.9	3.7	803.7	827.4	2.9
Total retail	1,302.6	1,335.5	2.5	1,086.5	1,120.8	3.2	2,389.1	2,456.3	2.8
Wholesale	222.5	221.8	(0.3)	21.0	21.0	-	243.5	242.8	(0.3)
Reused water	0.2	0.3	-	-	-	-	0.2	0.3	50.0
Total	1,525.3	1,557.6	2.1	1,107.5	1,141.8	3.1	2,632.8	2,699.4	2.5

(1) Unaudited (2) Including coastal and countryside

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Comments on the Company’s Performance

5. Costs, administrative, selling and construction expenses

In 3Q12, costs of products and services, administrative, selling and construction expenses grew 2.3% (R$45.5 million). As a percentage of net revenue, cost and expenses moved from 75.0% in 3Q11 to 73.4% in 3Q12.

R$ million
	3Q11	3Q12	Chg. (R$)%		9M11	9M12	Chg. (R$)%
Payroll and benefits	427.1	426.7	(0.4)	(0.1)	1,395.7	1,276.6	(119.1)	(8.5)
Supplies	42.5	46.1	3.6	8.5	114.2	129.8	15.6	13.7
Treatment supplies	37.3	39.1	1.8	4.8	118.8	135.1	16.3	13.7
Services	245.1	261.5	16.4	6.7	709.2	779.1	69.9	9.9
Electric power	143.9	144.8	0.9	0.6	436.6	442.8	6.2	1.4
General expenses	194.2	209.7	15.5	8.0	478.6	501.2	22.6	4.7
Tax expenses	11.6	10.7	(0.9)	(7.8)	49.1	56.8	7.7	15.7
Sub-total	1,101.7	1,138.6	36.9	3.3	3,302.2	3,321.4	19.2	0.6
Depreciation and amortization	168.2	180.2	12.0	7.1	572.5	543.7	(28.8)	(5.0)
Credit write-offs	17.2	70.6	53.4	310.5	93.3	146.0	52.7	56.5
Sub-total	185.4	250.8	65.4	35.3	665.8	689.7	23.9	3.6
Construction costs	656.0	599.2	(56.8)	(8.7)	1,581.8	1,704.1	122.3	7.7
Costs, administrative, selling and construction expenses	1,943.1	1,988.6	45.5	2.3	5,549.8	5,715.2	165.4	3.0
% over net revenue	75.0	73.4			76.8	73.6

5.1. Payroll and benefits

In 3Q12 payroll and benefits dropped R$0.4 million or 0.1%, from R$427.1 million to R$426.7 million, due to the following:

•      Adjustment to the provision for severance pay in the amount of R$15.7 million in 3Q11, due to: (i) increased adhesion of employees who applied for retirement; and (ii) approval of Law 12,506/11, changing the notice period from 30 to 90 days in case of dismissal without cause; and

•      Decline in the current cost based on the actuarial calculation for 2012, related to the Defined Benefit Plan, in the amount of R$4.1 million.

These decreases were offset by the 8.0% increase in wages since May 2011 and of 6.17% since May 2012, with an impact of approximately R$19.4 million.

5.2. Supplies

In 3Q12, expenses with supplies increased by R$3.6 million or 8.5%, when compared to the same period of the previous year, from R$42.5 million to R$46.1 million, mostly due to: (i) water and sewage systems preventive and correction maintenance, in the amount of R$2.4 million; and (ii) maintenance of water and sewage connections and networks totaling R$1.0 million.

5.3. Treatment supplies

Treatment supplies expenses in 3Q12 were R$ 1.8 million or 4.8% higher than in 3Q11, from R$37.3 million to R$39.1 million. The main factor for this variation was increase in consumption and replacement of products in order to attend the demand and maintain efficiency in the treatment of water.

5.4. Services

In 3Q12 this item increased R$16.4 million or 6.7%, from R$245.1 million to R$261.5 million. The main factors were:

•      Advertising campaigns focused on social and environmental initiatives, such as: (i) awareness-raising initiatives related to the depollution “Tietê Project”, conscious water consumption, Sabesp’s initiatives that impacted the quality of life of the population, among others, in the amount of R$8.6 million;

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Comments on the Company’s Performance

•      Increase R$5.9 million related to the fleet renewal program, through leasing;

•      Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$4.1 million due to the start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s;

•      Software rental in the amount of R$3.0 million, resulting from maintenance, technical support and training for use in Sabesp's central computer;

•      Preventive and corrective maintenance in the water and sewage systems in the amount of R$2.5 million; and

•      Property security in the amount of R$1.3 million, due to increased coverage of equipment and areas.

The increases mentioned above were offset by a R$10.1million decrease resulting from social and environmental activities settled with the Municipal Government of São Paulo.

5.5. Electric power

In 3Q12, this item increased R$0.9 million, or 0.6%, from R$143.9 million to R$144.8 million, due to the average increase of approximately 2.05% in the tariff for free and captive markets in the period. This increase was offset by a 15% discount granted, since September 2011, at the Use of Distribution System Tariff (TUSD), in the operation directly related to sanitation.

5.6. General expenses

In 3Q12 general expenses increased R$15.5 million or 8.0%, from R$194.2 million to R$209.7 million, due to:

•      Increase of R$4.7 million in the provision for payment of the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo;

•      Increase in the provisions for lawsuits, amounting to R$2.4 million;

•      Increase of R$1.7 million, due to the beginning of billing for the use of water from the Baixada Santista water basin since February 2012; and

•      Increase of R$1.2 million, related to the institutional support due to the contribution to the Instituto Criança Cidadã.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$12.0 million or 7.1%, from R$168.2 million to R$180.2 million, due to a higher transfer of works to operating intangible assets.

5.8. Credit write-offs

In 3Q12 credit write-offs increased R$53.4 million or 310.5%, from R$17.2 million to R$70.6 million, chiefly due to the additional provision for overdue agreements with private clients in the amount of R$9.6 million, municipal public entities in the amount of R$4.9 million and the additional provision for overdue debits with public state entities in the amount of R$26.7 million.

6. Other operating revenues and expenses

6.1. Other operating revenues

These revenues moved up by R$18.5 million, mainly due to: (i) accounting reclassification related to the sale of scrap material in 3Q11, in the amount of R$11.7 million, non-recurring for the following quarters; and (ii) transfer of funds through the Water Resource Preservation Program, for the execution of the project for the Sewage Separation System in the municipality of Itatiba and the construction of 8 sewage pumping stations, trunk sewers and pumping lines in the municipality of Piracaia, in the amount R$3.2 million.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Comments on the Company’s Performance

6.2. Other operating expenses

Other operating expenses increased R$63.6 million due to (i) indication of impairment with an additional R$35.1 million; and (ii) provision for intangible asset losses in the amount of R$35.1 million.

7. Financial revenues and expenses

R$ million
	3Q11	3Q12	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	77.8	75.0	(2.8)	(3.6)
Interest and charges on international loans and financing	23.2	22.5	(0.7)	(3.0)
Other financial expenses	38.3	41.2	2.9	7.6
Total financial expenses	139.3	138.7	(0.6)	(0.4)
Financial revenues	96.1	54.6	(41.5)	(43.2)
Financial expenses net of revenues	43.2	84.1	40.9	94.7

7.1. Financial expenses

In 3Q12 financial expenses dropped R$0.6 million, or 0.4%. The main factors that influenced this result were:

•      Decrease in interest by R$2.8 million on domestic loans and financing, mainly due to the amortization of the 9th debenture in October 2011; and

•      Other financial expenses increased by R$2.9 million:

o  Commitments with the municipalities for the formalization of program contracts, in the amount of R$1.0 million; and

o  Higher interest related to lawsuits in the amount of R$1.8 million.

7.2. Financial revenues

Financial revenues decreased by R$41.5 million, due to the gradual reduction of the market interest rates obtained in financial investments and higher cash position.

8. Monetary variation on assets and liabilities

R$ million
	3Q11	3Q12	Chg.	%
Monetary variation on loans and financing	7.9	6.6	(1.3)	(16.5)
Currency exchange variation on loans and financing	466.3	23.1	(443.2)	(95.0)
Other monetary/exchange rate variations	11.1	9.1	(2.0)	(18.0)
Variation on liabilities	485.3	38.8	(446.5)	(92.0)
Variation on assets	17.8	13.7	(4.1)	(23.0)
Net variation	467.5	25.1	(442.4)	(94.6)

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Comments on the Company’s Performance

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 3Q12 was R$446.5 million lower than in 3Q11, specially the exchange rate variation on international loans and financing, in the amount of R$443.2 million, due to the 0.4% depreciation of Brazilian Real versus US Dollar and of 2.8% depreciation of Brazilian Real versus the Yen in 3Q12 in comparison to a 15.8% depreciation of Brazilian Real versus US Dollar and of 19.4% depreciation of Brazilian Real versus the Yen in 3Q11.

8.2. Monetary variation on assets

Monetary variation on assets dropped R$4.1 million, mainly due to the higher number of agreements with clients for the payment of bills in installments in 3Q11.

9. Operating indicators

In 3Q12, water loss ratio was 26%, remaining steady when compared to the previous year. With the beginning of the hiring financed by JICA, scheduled for mid-2013, a more substantial decline is expected for this indicator.

Operating indicators*	3Q11	3Q12%
Water connections (1)	7,438	7,627	2.5
Sewage connections (1)	5,877	6,073	3.3
Population directly served - water (2)	23.8	24.2	1.7
Population directly served - sewage (2)	20.4	20.9	2.5
Number of employees	15,194	14,666	(3.5)
Water volume produced (3)	2,241	2,285	2.0
Water losses (%)	25.7	25.8	0.4
(1)	In thousand units
(2)	In million inhabitants. Not including wholesale
(3)	In millions of cubic meters
* Unaudited

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Notes to the Financial Statements

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo and the supply of treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

As of September 30, 2012, the company operates water and sewage services in 363 municipalities of the state of São Paulo, and temporarily discontinued operations in five of these municipalities, Araçoiaba da Serra, Iperó, Cajobi, Álvares Florense and Macatuba, due to judicial orders under ongoing lawsuits. As of September 30, 2012, the carrying amount of these municipalities’ intangible assets was approximately R$22,843. Most of these municipalities operations are based on 30-year concession agreements.

As of September 30, 2012, 67 concessions had been expired and are being negotiated. From 2012 to 2032, 38 concessions will expire. These concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets. By September 30, 2012, 258 program and metropolitan contracts were signed (225 contracts on December 31, 2011).

Management believes that all concessions expired and not yet renewed, the public deeds and the three municipalities that do not have a contract will result in new contracts or contract extensions, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. As of September 30, 2012, the carrying amount of  intangible assets applied in 67 municipalities under negotiation totals R$5,748 million, accounting for 26.7% of total and gross revenue from these municipalities totals R$1,559 million in the nine-month period ended September 30, 2012, accounting for 18.89% of total.

The Company’s operations are concentrated in the municipality of São Paulo, which accounts for 55.10% of gross revenue in the nine-month period ended September 30, 2012 (December 2011 – 55.11%) and 44.35% of intangible assets (December 2011 – 45.63%).

On June 23, 2010 the State of São Paulo through its Governor, the municipal government of São Paulo, represented by its mayor, SABESP and Regulatory Agency of Sanitation and Energy– ARSESP as intervening and consenting parties entered into an agreement to share the responsibility for the water supply and sewage services in the capital city of São Paulo for the next 30 years, renewable for the same period. In addition, SABESP is the sole supplier of these services and ARSESP is liable for regulation, including tariffs, control and inspection of services.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Also, the “Water Supply and Sewage Public Utility Services Agreement” was signed on June 23, 2010. This agreement was signed between the State of São Paulo, the municipal government of São Paulo and SABESP for a 30-year period, renewable for the same period, including the following activities:

i. protection of springs in collaboration with other state and municipal authorities;

ii. capture, transportation and treatment of raw water;

iii. collection, transportation, treatment and final dispose of sanitary sewage; and

iv. adoption of other basic and environmental sanitation actions.

In the municipality of Santos, in the Baixada Santista region, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. In the nine-month period ended September 30, 2012, the carrying amount of the municipality of Santos’ intangible assets was R$381,997 and its gross revenue was R$165,512.

Article 58 of Law 11445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12693, of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are still valid and should be governed by Laws 8987/95 and 11445/07, which is also the situation of those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees. For purposes of accounting classification in the financial statements, these companies are considered "joint ventures”, as prescribed by CPC 19.

This consolidated quarterly information was approved by the Board of Directors on November 13, 2012.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

2.         PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

(i)         Presentation of the Quarterly Financial Information

The quarterly financial information as of September 30, 2012 was prepared based on CPC 21 – Interim Financial Information (parent company and consolidated) and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) (consolidated), applicable to the preparation of the Quarterly Financial Information – ITR, which are consistently presented with the standards issued by CVM. Therefore, this ITR considers the Circular Official Letter CVM/SNC/SEP 003 of April 28, 2011 which allows that entities report selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly financial information for the period ended September 30, 2012, therefore, does not include all the notes and reporting required by the CPC (“Brazilian Accounting Pronouncements Committee”) for the annual financial statements and, accordingly, must be read together with the financial statements under CPC and IFRS for the year ended December 31, 2011.

(ii)         Parent Company and Consolidated Financial Information

The Parent company’s financial information has been disclosed together with the consolidated financial information and was prepared based on CPC 21 provisions applicable to the preparation of the Quarterly Financial Information – ITR and presented consistently with the standards issued by CVM and with Note 2 to the Annual Financial Statements as of December 31, 2011.

In the Parent Company’s Financial Information, prepared for statutory purposes, investments in investees are measured under the equity method, as required by Brazilian legislation. Accordingly, the Parent Company’s Financial Information does not comply with the IFRS, which require these investments to be stated at fair value or cost in the Company’s individual financial statements.

Since there is no difference between the consolidated equity and the consolidated net income, attributable to the Company’s shareholders, included in the Consolidated Financial Information prepared under the IFRS and the accounting practices adopted in Brazil, and the Company’s equity and net income included in the Parent Company’s Financial Information prepared in accordance with the accounting practices adopted in Brazil, the Company opted to present the Parent Company’s and the Consolidated Financial Statements in one single set, side by side.

The consolidated financial information  includes the financial statements of the Company and its investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental and Attend Ambiental, which were proportionally consolidated according to the equity interest over its investees. The Company shares the control of its investees, which have the same fiscal year basis. The accounting policies of its investees are consistent with the accounting policies adopted by the Company. The consolidation processes of assets, liabilities and statement of income add the assets, liabilities, revenues and expenses, according to the nature, by applying the percentage of the Company’s interest held in each investee.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto and casting vote in certain management issues, indicating participating shared control. Therefore, the financial statements were proportionally consolidated.

These are the consolidated companies:

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Sesamm

On August 15, 2008, the Company, together with the companies OHL Medio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

SESAMM's capital as of September 30, 2012 totaled R$19,532, and was represented by 19,532,409 no-par, registered common shares. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that SABESP and Inima have joint control over SESAMM. Accordingly, SABESP records its interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of September 30, 2012, the company’s capital was R$2,908 represented by 2,908,085 no-par, registered common shares. SABESP holds 30% of its equity interest.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with Companhia Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water and sewage services to the municipality of Castilho. The capital of Águas de Castilho totaled R$622, and was represented by 622,160 no-par, registered shares. SABESP holds 30% of its equity interest.

The operations started in January 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with Foz do Brasil S.A., incorporated Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public utility of water supply and sewage services to the municipality of Mairinque.

As of September 30, 2012, the company’s capital was R$2,000, represented by 2,000,000 non-par, registered common shares. SABESP holds 30% of its equity interest.

The operations started in October 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

As of September 30, 2012, the company’s capital was R$36,412, represented by 42,419,045 no-par, registered common shares. SABESP holds 49% of its equity interest.

The operations started in October 2012.

Attend Ambiental

On August 23, 2010, the Company, together with Companhia Estre Ambiental S.A., incorporated Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the city of São Paulo, as well as implement similar infrastructures in other areas in Brazil and abroad. The capital totaled R$ 2,000, and it is represented by 2,000,000 no-par, registered common shares. SABESP holds 45% of its equity interest. A total of R$11,400 was recorded under the investee’s shareholders’ equity as advance for future capital increase.

Attend is at a pre-operational phase and its startup is scheduled for December 2012.

Below, a summary of SABESP’S interest in the financial statements of these investees:

	September 30, 2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current Assets	687	3,748	870	482	4,239	3,899
Noncurrent Assets	19,076	2,620	729	673	192,751	1,094

Current Liabilities	455	5,120	1,100	272	13,051	404
Noncurrent Liabilities	13,762	536	194	14	172,525	-
Shareholders’ Equity	5,546	712	305	869	11,414	4,589

	December 31, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current Assets	2,658	360	133	561	12,424	5,003
Noncurrent Assets	14,447	1,300	423	164	180,717	223

Current Liabilities	832	815	256	228	10,262	127
Noncurrent Liabilities	11,120	84	47	28	167,498	5,130
Shareholders’ Equity	5,153	761	253	469	15,381	(31)

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	September 30, 2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating revenue	8,035	3,227	952	2,404	-	-
Operating expense	(7,647)	(3,400)	(868)	(2,020)	(3,974)	(796)
Net financial income	72	51	14	16	6	285
Net Income (loss) for the period	460	(122)	98	400	(3,968)	(511)

	September 30, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating revenue	-	2,247	463	1,882	-	-
Operating expense	(875)	(2,478)	(555)	(2,050)	(2,454)	(783)
Net financial income	36	19	2	35	56	37
Net Income (loss) for the period	(839)	(212)	(90)	(133)	(2,398)	(746)

2.1        Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended September 30, 2012 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2011. These policies are disclosed in Note 3 of the Annual Financial Statements.

2.2        Standards, amendments and interpretations to standards that are not yet in force

There are no new CPCs/IFRS or interpretations applicable for the first time this quarter to have adverse effects on the Company. For more information, see Notes 4.1 and 4.2 of the annual financial statements of December 31, 2011.

3.         FINANCIAL RISK MANAGEMENT

3.1        Financial Risk Factors

The Company’s operations are affected by the Brazilian economic scenario, especially foreign exchange changes, inflation and interest rates, exposing it to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s global risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not used derivative financial instruments, although may contract forward foreign exchange operations and financing in Reais to reduce the foreign exchange risk.

(a)        Market risk

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Foreign Exchange Risk

SABESP's foreign exchange exposure implies market risks related to real currency fluctuations against the U.S. dollar and Yen. Most of SABESP's liabilities in foreign currency include loans denominated in U.S. dollars and Yen.

In case of Real depreciation against the foreign currency in which debt is denominated, SABESP will incur in monetary loss in relation to this debt.

SABESP’s specific foreign exchange risks are related to exposures caused by its short and long-term foreign currency-denominated debt.

The management of SABESP’s foreign exchange exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,258.4 million as of September 30, 2012 (R$2,962.7 million as of September 30, 2011). The Company’s exposure to foreign exchange risk is the following:

	PARENT COMPANY AND CONSOLIDATED
	September 30, 2012		September 30, 2011
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,114,216	2,262,527	1,074,143	1,991,890
Loans and financing – Yen	37,445,175	975,821	39,422,329	948,895
Loans and financing interest and charges – US$		33,284		33,537
Loans and financing interest and charges – Yen		2,469		2,307

TOTAL		3,274,101		2,976,629

The chart above details the foreign currency-denominated loans and financing. The total of R$15,684 as of September 30, 2012 (September 2011 - R$13,925) includes funding costs.

As of September 30, 2012, if Real had appreciated or depreciated by 10% compared to the U.S. dollar and the Yen with all other variables remaining constant, the effect on income before taxes for the period would have been approximately R$327,410 (September 2011– R$297,663), mainly as a result of foreign currency gains or losses with the conversion of foreign currency-denominated loans.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Scenario I below presents the effect for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	PARENT COMPANY AND CONSOLIDATED
	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of September 30, 2012 (Liabilities) in US$	1,114,216	1,114,216	1,114,216

US$ rate at September 30, 2012	2.0306	2.0306	2.0306
Exchange rate estimated according to the scenario	2.0000	2.5000	3.0000
Difference between the rates	0.0306	(0.4694)	(0.9694)

Effect on net financial result in R$ - (loss) / gain	34,095	(523,013)	(1,080,121)

Net currency exposure as of September 30, 2012 (Liabilities) in Yen	37,445,175	37,445,175	37,445,175

Yen rate at September 30, 2012	0.02606	0.02606	0.02606
Exchange rate estimated according to the scenario	0.02679	0.03349	0.04019
Difference between the rates	(0.00073)	(0.00743)	(0.01413)

Effect on net financial result in R$ - (loss) / gain	(27,335)	(278,124)	(528,913)

(*) The probable scenario in US$ considered the average exchange rate for the 12-month period after September 30, 2012, according to the Focus Report issued by the Brazilian Central Bank on September 28, 2012. With respect to Yen, it was used an average rate for the next 12 months as of September 30, 2012, according to BM&FBovespa.

Interest Rate Risk

This risk derives from the possibility that the Company may incur in losses due to interest rate fluctuations that increase financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, so that to evaluate the need of replacing its debts.

Below, the Company’s loans and financing expressed in Reais subject to variable interest rate:

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	September 30, 2012	December 31, 2011
UPR(i)	2,125,448	2,364,126
CDI(ii)	1,303,586	1,882,341
TJLP(iii)	848,283	886,138
IPCA(iv)	713,308	187,697
Leasing	145,774	49,609

Total loans and financing in local currency	5,136,399	5,369,911

(i) UPR – Reference Standard Unit

(ii) CDI – Interbank Deposit Certificate

(iii) TJLP – Long-Term Interest Rate

(iv) IPCA –Consumer Price Index

Another risk faced by the Company is the non-correlation between the monetary adjustment indexes of its debt and services revenues. Water supply and sewage treatment tariff adjustment do not necessarily follow the increases in loans and financing adjustment indexes and interest rates affecting the Company’s debt.

As of September 30, 2012, if  interest rates on Reais-denominated loans had changed around 1%, with all other variables held constant, the effect on income for the period before taxes would have been approximately R$51,364 (September 2011 – R$53,699), mainly as a result of lower or higher interest expenses in variable rate loans.

(b)        Credit Risk

The credit risk results from cash equivalents, bank and financial institution deposits, as well as credit exposure to customers, including outstanding accounts receivable. By force of law, the Company shall invest its funds exclusively with Banco do Brasil (rating AA+(bra)). The credit risks are mitigated by sales to a widely and geographically spread customer base.

The maximum exposure to credit risk on the reporting date is the carrying amount of cash equivalents, deposits at Banks and financial institutions, trade receivables, balances with related parties and indemnities on the balance sheet date. See notes 5 to 9.

(c)        Liquidity Risk

The Company’s liquidity mainly relies on cash generated by operating activities, loans with financial institutions of the state and federal governments and financing in the local and international markets. The liquidity risk management considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditures, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and marketable securities, electing instruments with proper maturities or sufficient liquidity to provide enough margin as determined by aforementioned estimates.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

The table below analyzes the Company’s financial liabilities, by maturity dates, including the amounts of principal and interest rates to be paid in accordance with contractual clauses.

	October to December 2012	2013	2014, 2015 and 2016	2017 onwards	Total
At September 30, 2012
Loans and financing	247,613	1,769,174	3,457,993	6,773,859	12,248,639
Contractors and suppliers	257,128	-	-	-	257,128
Services payable	378,682	-	-	-	378,682

	2012	2013	2014, 2015 and 2016	2017 onwards	Total
At December 31, 2011
Loans and financing	2,115,837	1,689,526	3,008,577	5,162,889	11,976,829
Contractors and suppliers	255,557	-	-	-	255,557
Services payable	383,116	-	-	-	383,116

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rates, the interest rates used correspond to rates in effect on September 30, 2012.

There are no collaterals provided by the Company to be disclosed.

(d)        Sensitivity Analysis

As follows is a chart that shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial liabilities, calculated at a rate projected until the final settlement of each contract, converted into market value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation  (Scenario III).

This sensitivity analysis has as objective to measure the impact of changes in market variables on said financial instruments of the Company, considering constant all other market indicators. These amounts, when settled, may differ from those evidenced above, due to estimates applied in its preparation process.

September 30, 2012
	Scenario I (Probable) (i)	Scenario II (+ 25%)	Scenario III (+ 50%)

Assets
CDI (*)	7.58%	9.47%	11.37%
Interest to be incurred	128,364	160,371	192,547

Liabilities
TR (*)	0.5107%	0.6384%	0.7660%
Interest to be incurred	(194,405)	(197,326)	(200,247)

TJLP (*)	5.5%	6.88%	8.25%
Interest to be incurred	(63,658)	(75,269)	(86,879)

IPCA (*)	5.48%	6.85%	8.22%
Interest to be incurred	(85,901)	(95,282)	(104,662)

CDI (*)	7.58%	9.47%	11.37%
Interest to be incurred	(120,002)	(144,633)	(169,265)

LIBOR (**)	0.35%	0.44%	0.53%
Interest to be incurred	(10,316)	(10,675)	(11,034)
Total net interest to be incurred	(345,918)	(362,814)	(379,540)
(*) Source: Focus Report – BACEN, September 28, 2012
(**) Source: Bloomberg

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

(i)             Refers to the scenario of interest to be incurred for the 12 months after September 30, 2012 or until the maturity of the contracts, whichever is shorter.

(e)        Credit quality of the financial assets

Regarding the financial assets held with financial institutions, the credit quality of the financial assets that are not past due or are subject to provision for impairment may be assessed by reference to the external credit ratings (if any) or to the historic information on default ratio of the counterparties. For the credit quality of the counterparties which are financial institutions, such as deposits and financial investments, the Company considers the lowest rating of the counterparty disclosed by the three main international credit rating agencies (Moody’s, Fitch and S&P), pursuant to in-house policy for market risk management:

	PARENT COMPANY
	September 30, 2012	December 31, 2011

Current account and short-term bank deposits
AAA(bra)	35,628	38,058
AA+(bra)	1,727,595	2,102,304
Other (*)	3,090	1,717
	1,766,313	2,142,079

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

(*) Bank accounts and investment funds at banks are included in this category, which are not rated by the three rating agencies used by the Company.

Below, a table with the rating assessment of counterparties financial institutions with which the Company conducted business during the period:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+(bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Econômica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

For financial assets corresponding to accounts receivables, the Company’s credit risk is minimized, given that the client base is diversified.

3.2        Capital management

The Company’s objectives when managing its capital are to safeguard its capacity of continuing offering return to shareholders and benefits to the other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratios. This ratio corresponds to the net debt divided by total capital. The net debt, in turn, corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated through the sum of shareholders’ equity, as evidenced in parent company’s balance sheet, with net debt.

	PARENT COMPANY
	September 30, 2012	December 31, 2011

Total loans and financing	8,394,816	8,423,332
Less: cash and cash equivalents	(1,766,313)	(2,142,079)

Net debt	6,628,503	6,281,253
Total equity	11,404,241	10,545,896

Total capital	18,032,744	16,827,149

Leverage ratio	37%	37%

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	CONSOLIDATED
	September 30, 2012	December 31, 2011

Total loans and financing	8,586,128	8,596,295
Less: cash and cash equivalents	(1,777,706)	(2,149,989)

Net debt	6,808,422	6,446,306
Total equity	11,404,241	10,545,896

Total capital total	18,212,663	16,992,202

Leverage ratio	37%	38%

As of September 30, 2012, the Parent Company’s leverage ratio did not change. The leverage ratio decreased from 38% to 37% in the consolidated analysis.

3.3        Fair value estimate

Accounts receivables and payables at carrying amount, less impairment, approximate their fair values, considering the short maturity.

3.4        Financial instruments

The Company operates with several financial instruments, pointing out cash and cash equivalents, including financial investments, and loans and financing as described below.

Estimated fair values of financial instruments are the following:

	PARENT COMPANY
	September 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,766,313	1,766,313	2,142,079	2,142,079
Restricted cash	71,013	71,013	99,729	99,729
Accounts receivable, net	1,327,075	1,327,075	1,405,728	1,405,728
Balances with related parties, net	280,498	280,498	355,621	355,621
Judicial deposits	48,254	48,254	54,178	54,178

Financial liabilities
Loans and financing	8,394,816	8,494,926	8,423,332	8,368,632
Contractors and vendors	255,236	255,236	244,658	244,658

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	CONSOLIDATED
	September 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,777,706	1,777,706	2,149,989	2,149,989
Restricted cash	71,013	71,013	99,729	99,729
Accounts receivable, net	1,328,176	1,328,176	1,406,372	1,406,372
Balances with related parties, net	280,498	280,498	355,621	355,621
Judicial deposits	48,254	48,254	54,178	54,178

Financial liabilities
Loans and financing	8,586,128	8,639,658	8,596,295	8,500,515
Contractors and vendors	257,128	257,128	255,557	255,557

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)                  The contracts with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity at contractual rates (TR projected + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(ii)                 Debentures were projected until final maturity date (IPCA, DI, TJLP or TR) discounted at present value at forward market of interest rates, published by ANBIMA in the secondary market on September 30, 2012 as reference date and the Company’s securities traded in the domestic market.

(iii)               Financing – BNDES are instruments considered by face value adjusted until maturity date, which are indexed by TJLP, which is a specific mode not compared to any other market rate.

(iv)                Other financing in domestic currency is considered by face value adjusted until maturity date, discounted at present value using the forward market of interest rates. Forward rates were obtained at BM&FBovespa website.

(v)                 The contracts with IDB, IBRD were projected until final maturity in original currency, using contractual interest rates and discounted at present value applying forward Libor rate at Bloomberg. Eurobonds were priced by quotes published by Bloomberg. All the amounts obtained were converted into Reais at the exchange rate of September 30, 2012.

(vi)               The contracts with JICA were projected until final maturity in original currency, using contractual interest rates and discounted at present value, applying forward Tibor rate at Bloomberg. The amounts obtained were converted into Reais at the exchange rate of September 30, 2012.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

(vii)         Leasing is an instrument considered by its face value updated until maturity date and indexed by a contractual fixed rate, which is a specific mode not be compared to any other market rate. Therefore, the Company reports as market value the amount recorded as of September 30, 2012.

4.         MAIN ACCOUNTING JUDGMENTS AND ESTIMATES

The estimates and judgments are continuously evaluated based on the historical experience and other factors, including the expectations of future events believed to be reasonable under the circumstances. There was no change in relation to the Annual Financial Statements on December 31, 2011, according to Note 5, except for the impairment of long-lived assets, where the Company reviewed the recoverability of its assets, as of September 30, 2012, and recorded a provision for impairment of its intangible assets amounting to R$35,127 (see Note 11 (g)) and an estimated provision for losses of R$35,087 related to physical count.

5.         CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Cash and banks	72,850	114,794	73,293	118,867
Cash equivalents	1,693,463	2,027,285	1,704,413	2,031,122
	1,766,313	2,142,079	1,777,706	2,149,989

In September, the average yield of short-term investments corresponds to 100.2% of CDI.

6.         RESTRICTED CASH

As of September 30, 2012, the Company recorded restricted cash, in current assets, in the amount of R$71,013, of which R$70,531 refer to the collection deriving from services rendered to parties related to the municipal government of São Paulo, net of taxes. These funds should be reinvested in the water and sewage systems of the city of São Paulo.

The variation occurred in the period from January to September 2012, when compared to the Financial Statements of December 31, 2011, mainly refers to the decrease in the balance of the São Paulo Municipal Government’s account.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

7.         ACCOUNTS RECEIVABLE

(a)   Balances

	PARENT COMPANY
	September 30, 2012	December 31, 2011
Private sector:
General and special customers (i) (ii)	870,639	885,203
Agreements (iii)	254,601	249,929

	1,125,240	1,135,132
Government entities:
Municipal	607,486	578,463
Federal	3,352	2,517
Agreements (iii)	181,564	182,381

	792,402	763,361
Wholesale customers - Municipal Administration: (iv)
Guarulhos	561,703	513,218

Mauá	271,296	244,204
Mogi das Cruzes	15,141	14,864
Santo Andrá	601,164	547,764
São Caetano do Sul	3,939	1,955
Diadema	178,200	164,337

Wholesale total - Municipal Governments	1,631,443	1,486,342

Unbilled supply	431,780	457,321

Subtotal	3,980,865	3,842,156
Allowance for doubtful accounts	(2,653,790)	(2,436,428)

Total	1,327,075	1,405,728

Current	1,005,395	1,072,015
Noncurrent (v)	321,680	333,713

In the period between January and September 2012, there were no relevant changes in operations reported in the financial statements as of December 31, 2011.

The consolidated balance totals the amount of R$1,328,176 (December 2011 - R$1,406,372), and the difference of R$1,101 (December 2011 - R$644) in relation to the balance of the parent company, referring to accounts receivable from investees, Águas de Andradina, R$424, Saneaqua Mairinque, R$211, Águas de Castilho R$187 and Sesamm, R$279.

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominium and special billing consumers (industrial waste, wells, etc.).

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(iii) Agreements - installment payments of past-due receivables, plus monetary correction and interest.

(iv) Wholesale - municipal governments - The balance of accounts receivable at wholesale refers to the sale of treated water to the municipalities which are responsible for distribution, billing and collection with end consumers. Few municipalities contest at court the tariffs charged by SABESP and do not pay the amounts under litigation. The past due amounts that are substantially included in the allowance for doubtful accounts are classified under non-current assets.

	September 30, 2012	December 31, 2011

Balance at the beginning of the period	1,486,342	1,343,445
Billing for services rendered	291,984	340,068
Collections – current year’s services	(109,713)	(167,024)
Collections – prior years’ services	(37,170)	(30,147)

Balance at the end of the period	1,631,443	1,486,342

Current	47,900	26,485
Non-current	1,583,543	1,459,857

(v) The non-current amount consists of past-due and receivables and amounts renegotiated with customers and past-due amounts related to the wholesale supply to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)        The aging of accounts receivable is as follows

	September 30, 2012	December 31, 2011

Current	1,066,785	1,129,337
Past-due:
Up to 30 days	189,248	184,958
31 to 60 days	82,586	79,720
61 to 90 days	55,308	50,020
91 to 120 days	46,897	39,686
121 to 180 days	83,000	70,037
181 to 360 days	136,010	137,039
Over 360 days	2,321,031	2,151,359

Total accrued	2,914,080	2,712,819

Total	3,980,865	3,842,156

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(c)        Allowance for doubtful accounts

	3Q12	Jan – Sep/2012	3Q11	Jan – Sep/2011
Balance at the beginning of the period	2,583,463	2,436,428	2,361,683	2,219,420
Private sector/government entities	20,665	59,350	(5,922)	34,557
Wholesale customers	49,662	158,012	45,769	147,553

Additions for the period	70,327	217,362	39,847	182,110

Balance at the end of the period	2,653,790	2,653,790	2,401,530	2,401,530

Current	1,218,738	1,218,738	1,141,726	1,141,726
Non-current	1,435,052	1,435,052	1,259,804	1,259,804

The Company recorded provision for probable losses in accounts receivable in the third quarter of 2012, in the amount of R$70,612 (R$17,222 on September 2011) under “Selling expenses” and R$49,662 (R$47,511 on September 2011) deducted from revenue. From January to September 2012, the losses in account receivables amounted to R$145,999 (R$93,329 from January to September 2011), recorded directly in the period’s operating expenses, and R$158,012 (R$151,047 from January to September 2011), deducted from revenue.

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company has transactions with its controlling shareholder, the São Paulo State Government, and companies/entities related thereto.

(a)        Accounts receivable, interest on equity, revenues and expenses with the São Paulo State Government

	September 30, 2012	December 31, 2011
Accounts receivable
Current:
Water and sewage services (i)	124,858	116,441
GESP Agreement (iii), (iv) and (v)	11,124	41,360
Provision for losses (v)	(39,074)	(12,389)
Reimbursement of supplementary retirement and
pension benefits – Gesp Agreement (ii) and (vi)	31,887	31,887
Reimbursement of supplementary retirement and
pension benefits paid – monthly flow (ii) and (vi)	5,330	8,034

Total current	134,125	185,333

Non-current:
Reimbursement of supplementary retirement and
pension benefits paid – GESP Agreement (ii) and (vi)	146,373	170,288

Total non-current	146,373	170,288

Total receivable from shareholders	280,498	355,621

Water and sewage services rendered	96,908	145,412
Reimbursement of supplementary pension
and retirement	183,590	210,209

Total	280,498	355,621

Interest on capital payable to related parties	-	153,368

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	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Gross revenue from sales and services rendered
Water sales	55,070	167,260	53,837	156,868
Sewage services	48,812	147,546	47,448	139,444
Receivables from related parties	(112,880)	(340,217)	(114,578)	(313,857)
Financial income	34,126	133,609	70,541	202,231

In the period between January and September 2012, there were no relevant changes in operations reported in the financial statements as of December 31, 2011.

(i)         Water and sewage services

The Company provides water supply and sewage collection services to the State Government and other Companies related thereto, under terms and conditions considered by Management as usual in the market, except as to the form of settlement of the credits that may occur under the conditions mentioned in items (iii), (iv) and (v).

(ii)         Reimbursement of supplementary retirement and pension benefits paid

It refers to additional amounts of retirement and pension plan benefits provided for in the State of São Paulo’s Law 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Pursuant to the Agreement referred to in (iii), GESP recognizes to be liable for the charges deriving from Benefits, provided that payment criteria are observed, established by the Personnel Expense State Department – DDPE, based on legal guidance provided by Legal Consulting of the Treasury Department and the State Attorney General’s Office – PGE.

As explained in item (vi) during the validation by Gesp of the amounts due to the Company related to Benefits, discrepancies were raised as to the calculation criteria and eligibility of Benefits applied by the Company.

As of September 30, 2012 and December 31, 2011, 2,469 and 2,492 retirees, respectively, received additional retirement, and from January to September 2012 and 2011, the Company paid R$91,099 and R$85,360, respectively. There were 11 active employees as of September 30, 2012 and December 31, 2011, who will be eligible to these benefits upon retirement. and December 31, 2011, who will be eligible to these benefits upon retirement.

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In January 2004, supplementary retirement and pension payments were transferred to the Treasury Department and would be made according to calculation criteria defined by PGE. Due to court decision, the responsibility for the payments returned to SABESP as originally established.

(iii)        GESP Agreement

On December 11, 2001, the Company, GESP (through the State Department of Treasury Affairs, currently the Treasury Department) and the Department of Water and Electric Power – DAEE, and the Department of Water Resources, Sanitation and Works, currently, Department of Sanitation and Water Resources, as intervening party, entered into the Instrument of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (“GESP Agreement”) aiming at solving pending issues between GESP and the Company related to water and sewage services, as  well as Retirement Benefits.

In view of the strategic relevance of the reservoirs in Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), to guarantee the maintenance of water volume of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to the Company by DAEE, which in turn would subrogate under credit the same amount with GESP. However, the Public Prosecution Office of the State of São Paulo contested the   legal validity of this agreement, whose main argument is the lack of specific legislative authorization for the disposal of DAEE’s assets. The Company’s legal counsels assess the risk of losses as probable, if it does not obtain said legislative authorization, which would prevent the transfer of respective reservoirs as partial amortization of balance receivable. See additional information in item (vi) below.

(iv)        First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services rendered, adjusted for inflation, until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on equity declared by the Company and any other debit with the State Government as of December 31, 2003, adjusted for inflation, until February 2004; and (3) defining the payment conditions of remaining liabilities of the State Government for the water supply and sewage collection services rendered.

 (v)       Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo through the Treasury Department signed the second amendment to the original GESP agreement on the installment payment of remaining balance of the First Amendment, amounting R$133,709 on November 30, 2007 to be paid in 60 equal monthly and consecutive installments, beginning on January 2, 2008. The amount of installments is adjusted for inflation according to the IPCA-IBGE variation, plus monthly interest of 0.5%.

The State Government and SABESP agreed to immediately resume the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Water Rational Use Program (PURA) to rationalize the consumption of water, water and sewage bills under the responsibility of the State Government; (c) establishment, by the State Government, of budget criteria so as to avoid the reallocation of amounts to a specific water and sewage account as of 2008; (d) possibility of registering state authorities and entities in a delinquency system or file; (e) possibility of interrupting water supply to state authorities and entities in the event of failure to pay water and sewage bills.

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(vi)        Third Amendment to the Gesp Agreement

On November 17, 2008, Gesp, Sabesp and DAEE, entered into the Third Amendment to the GESP Agreement, and acknowledged to owe to Sabesp the amount of R$915,251, adjusted for inflation until September, 2008 by IPCA-IBGE, corresponding to the Undisputed Amount, calculated by FIPECAFI (Institute Foundation of Accounting, Actuarial and Financial Researches). SABESP temporarily accepted the Reservoirs (see item (iii) above) as part of the payment of the Undisputed Amount and offered to temporary settlement to GESP, establishing a financial credit of R$696,283, corresponding to the value of the Reservoirs at Alto Tietê System. The Company did not recognize the amount receivable of R$696,283 related to the Reservoirs, as their transfer by the State Government is uncertain. The final settlement will only occur with the effective transfer of ownership at the appropriate real estate registry office. The remaining balance of R$218,967 has been paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, annually adjusted by the IPCA/FIPE, plus monthly interest rate of 0.5%, the first installment due on November 25, 2008.

SABESP and the State Government of São Paulo are working together in order to obtain the legislative authorization so that to make feasible the transfer of Reservoirs to SABESP, thus, overcoming the legal uncertainty caused by the Public Civil action that contents the lack of specific legislation for the transfer of reservoirs ownership.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the State Government shall reimburse the Company based on criteria identical to those applied in the calculation of the Undisputed Amount. With no preventive court decision, the State Government will directly bear the monthly payment flow of the amount considered undisputed.

(vii)       Controversial Amount of Benefits

As mentioned before, on November 17, 2008, the Company and the State Government signed the Third Amendment to the GESP Agreement, when controversial and undisputed amounts were quantified. Efforts were endeavored to settle the referred Controversial Amount of Benefits. According to the clause four of this instrument, the Controversial Amount is represented by the difference between the Undisputed Amount and the amount effectively paid by the Company as supplementary retirement and pension benefits provided for by Law 4819/58, of original responsibility of the State Government but paid by SABESP by due to decision.

The Third Amendment provides that PGE will re-analyze discrepancies that gave rise to the controversial amount of benefits provided for by Law 4819/58. At that time, this expectation was based on the PGE’s intention to re-analyze the matter and also in the Company’s right to reimbursement, inclusively based on external technical legal opinions.

However, new opinions issued by PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the amount previously defined as controversial amount.

Although negotiations with the State Government are still being maintained, it is no longer possible to ensure that the Company will recover, on a fully amicable basis, the credits related to the Controversial Amount.

As part of the actions intended to recover the credit the Management understands as due by the State Government related to the discrepancies about the reimbursement of supplementary retirement and pension benefits paid by the Company, SABESP: (i) addressed, on March 24, 2010, a message to the Controlling Shareholder, forwarding an official letter released by the Joint Committee, proposing arbitration action by common agreement to be sent to the Arbitration Panel of Bovespa (São Paulo Stock Exchange); (ii) in June, 2010, a settlement proposal aiming at solving these pending issues has been sent to the Treasury Department. This proposal was not successful; (iii) on November 9, 2010, a lawsuit was filed against the State Government of São Paulo pleading the full reimbursement of  amounts paid as benefits provided by for by State Law 4819/58 which will allow to definitively settle referred controversial amount between the Company and GESP. Despite the lawsuit, the Company will insist to reach an agreement during the progress of the lawsuit, understanding that a reasonable agreement is better to the company and its shareholders than awaiting the conclusion of the lawsuit.

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The Company’s Management opted for not recognizing these amounts, due to the uncertainty involving the reimbursement by the State Government. As of September 30, 2012 and December 31, 2011, the amounts not recorded under assets referring to the supplementary retirement and pension benefits paid totaled R$1,333,069 and R$1,290,663, respectively, including the amount of R$696,283 referring to the transfer of  reservoirs at Alto Tietê system. The Company also recognized the actuarial liability referring to the supplementary retirement and pension maintained with employees and pensioners of Plan G0. As of September 30, 2012 and December 31, 2011, the amounts corresponding to this actuarial liability totaled R$1,546,887 and R$1,512,078, respectively. For more information on the supplementary retirement and pension liabilities, see Note 16.

(b)        Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs owned by another company controlled by the State Government (Empresa Metropolitana de Águas e Energia S.A. - EMAE), according to grants from the regulating authority for such purpose and in compliance with the laws in effect.

Should these reservoirs have not been available for use by the Company, then water would have to be caught in distant locations. The Company does not pay any fee for the use of these reservoirs, but it is liable for their maintenance and operating costs.

(c)        Agreements with reduced tariffs for State and Municipal Government Entities that adhered to the Water Rational Use Program (PURA).

The Company has contracts signed with government authorities related to the State Government and municipalities operated, which are benefited with a 25% reduction in the tariff of water supply and sewage collection services, when payments are made on the due dates. The contracts provide for the implementation of water rational use program, which considers the reduction in water consumption.

(d)        Sureties

The State Government grants sureties for few loans and financing of the Company and does not charge any fee related thereto.

(e)        Agreement for the assignment of personnel among GESP’s related entities

The Company has agreements for the assignment of employees with entities related to the State Government of São Paulo, where expenses are fully transferred and monetarily reimbursed. In the third quarter of 2012 and 2011, the expenses with employees assigned by SABESP to other state entities amounted to R$3,030 and R$3,076, respectively. For January and September 2012 and 2011, these expenditures totaled R$9,149 and R$7,634, respectively.

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(f)         Services contracted from GESP’s related entities

As of September 30, 2012 and December 31, 2011, SABESP had an outstanding amount of R$1,231 and R$12,062, respectively, payable referring to services rendered by entities related to the State Government of São Paulo.

(g)        Non-operating Assets

As of September 30, 2012 and December 31, 2011, the Company had the amount of R$969 relating to land assigned in loan for use of the Department of Water and Electricity (DAEE).

(h)        SABESPREV

The Company sponsors the defined benefit plan operated and managed by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized up to September 30, 2012, is R$566,592 (December 2011 – R$538,619).

 (i)        Management Fees

Compensation:

The Management’s compensation policy is established according to the guidelines of the State Government of São Paulo, CODEC (State Council of Capital Defense), and is based on performance, market competitiveness or other indicators related to the Company’s business and is subject to the shareholders’ approval at the Annual Shareholders’ Meeting.

Executives’ compensation is restricted to the State Governor’s compensation. The compensation of the Board of Directors corresponds to 30% of the compensation of the Officers, subject to the minimum attendance to one monthly meeting.

The objective of the compensation policy is to establish a private management model, aiming at retaining its headcount and recruit skilled professionals, with experience and motivation, considering the efficiency level currently required by the Company.

In addition to the monthly compensation, the members of the Board of Directors and the Board of executive officers receive:

Bonuses:

For purposes of compensation for companies’ Management in which the State Government is the controlling shareholder, as an incentive policy, provided that the company effectively records quarterly, semi-annual and annual profit and distribute mandatory dividends to  shareholders, even if as interest on equity. Annual bonus cannot exceed six times the monthly compensation of management, nor 10% of interest on equity paid by the company, whichever is the lowest amount.

Annual bonus:

It corresponds to a monthly fee, calculated on a pro-rata temporis basis, in December of each year.

The purpose of this bonus is to establish a similarity with the Christmas bonus of the labor system of the Company’s employees, once the Management’s relationship with the Company is governed by its Bylaws.

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Benefits only paid to the Statutory Officers – meal ticket, food staple, health care plan, paid annual rest through 30-day paid leave and payment of a bonus corresponding to one third of monthly fees.

Expenses related to the compensation of members of the Board of Directors and Board of Executive Officers was R$806 and R$667, respectively, from July to September 2012 and 2011, and refers to short-term benefits.

An additional amount referring to the bonus program was recorded in the period between July and September 2012 of R$285 and R$342, respectively.

(j)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries, and are proportionally consolidated pursuant to CPC 19.

These SPEs were created to execute specific projects and will be liquidated after their completion.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. and Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks is cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Interest rate	Maturity
Águas de Andradina	3,467	1,427	14	SELIC + 3.5 % p.a.	07/17/2013
Águas de Castilho	675	403	2	SELIC + 3.5 % p.a.	07/17/2013
Aquapolo Ambiental	5,629	5,629	417	CDI + 1.2% p.a.	04/30/2016
Aquapolo Ambiental	19,000	19,000	709	CDI + 1.2% p.a.	04/30/2015
Total	28,771	26,459	1,142

The amount disbursed is recognized in Current Assets under “Other Receivables” and amounts to R$27,602 as of September 30, 2012. On the same date, financial income was affected by interest on these loans, amounting to R$1,142 (financial income in the quarter amounted to R$500).

9.         INDEMNIFICATIONS RECEIVABLE

Indemnifications receivable is a non-current asset representing amounts receivable from the municipality of Diadema as indemnification for the one-sided withdrawal of Company’s water and sewage services concession in 1995. As of September 30, 2012 and December 31, 2011, this asset amounted to R$60,295. On December 31, 2010, the balance of indemnification receivable was R$146,213, representing the municipalities of Diadema and Mauá in the amounts of R$60,295 and R$85,918, respectively.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

The Company invested in the construction of water and sewage systems in the municipalities of Diadema and Maua to meet its concession service commitments. For the one-sided termination of concessions in Diadema and Maua, the municipalities took over the responsibility of providing water and sewage services in those areas. At that moment, the Company reclassified the fixed asset balances related to the assets used in those municipalities to non-current assets (Indemnifications receivable).

The residual amount of items of the fixed assets related to the municipality of Diadema, reclassified in December 1996, was R$75,231 and the balance of indemnifications receivable from the municipality is R$60,295 as of September 30, 2012.

SABESP filed lawsuits to collect amounts due by the municipalities. Regarding Diadema, a settlement was proposed between Diadema municipal government and Companhia de Saneamento de Diadema – Saned for the payment of indemnification, and a motion to stay execution was filed by Diadema municipal government. In July 2008, pledge of money was authorized in Saned’s bank accounts and short-term investments (online pledge) up to 10% of the debt’s adjusted amount, and the amount of R$2,919 was blocked and withdrawn on March 3, 2009. Subsequently, the Court of Justice resolved that the pledge should be made upon weekly deposits by Saned of the amount corresponding to 20% of all amounts received  in its accounts and short-term investments. Saned filed appeals against this decision, and currently interlocutory appeal filed at the Federal Supreme Court is pending judgment.

In the motion to stay execution filed by the municipality of Diadema, court decision was rendered in October, 2009, recognizing the existence and enforceability of the debt and affirming that the execution against the Municipality should be made through certificate of judgment debt of the government. SABESP and the municipal government appealed against this decision. SABESP obtained favorable decision in September, 2011 from the Special Department of the Court of Justice, affirming to be constitutional the municipal law that allowed blocking the transfers of ICMS made by the State Government to the municipality (instead of payment only through certificate of judgment debt of the government). In July 2012, Sabesp’s appeal was granted partial relief and the judge sentenced the continuance of execution by blocking the transfers of ICMS made by the State of São Paulo to the municipality of Diadema.

On December 29, 2008, Saned and the municipality of Diadema jointly with the São Paulo State Government entered into a Memorandum of Intent aiming at preparing studies and conducting negotiations to instruct decisions of Diadema and SABESP, aiming at the exclusive rendering of water and sewage services in the municipality of Diadema.

The parties agree that the pursuit of a negotiated solution for the conflicts currently existing between the companies is indispensable so that water supply, sewage collection and treatment public utility have their proper development in the city of Diadema.

In January, 2009, the parties filed joint motion pleading the suspension of new pledges, for a three-month period, in order to make feasible a settlement. The suspension was accepted by the Court of Public Treasury and successively renewed, the last renewal occurred in March 2012, in view of negotiations of the agreement.

A public civil action filed by the Public Prosecution Office of the State of São Paulo against the agreement based on the execution filed against the municipality of Diadema and Saned is pending judgment and since 2004 has been waiting for engineering and accounting expert examination. After negotiations initiated with the municipality of Diadema, the Public Prosecution Office pleaded the dismissal of the public civil action, which was rejected and was object of an appeal by SABESP.

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Regarding Maua, a lower court decision was rendered determining that the Municipality pays the amount of R$153.2 million as compensation for the investments made in the municipality by SABESP and for loss of profits. This award was confirmed by the Federal Supreme Court, in final and unappealable decision and SABESP has taking measures to start execution.

The residual amount of fixed assets items related to the municipality of Maua, reclassified in December, 1999 was R$103,763 and the balance of indemnifications receivable from the municipality was R$85,918 on December 31,2010. Court decisions have been favorable to the Company and the receipt of amounts due by municipality will occur as certificate of judgment debt of the government, which will be recognized in the financial statements upon effective receipt, in view of uncertainties related to the settlement of amounts involved and the track record related to prioritizing payments of certificate of judgment debt of the government in the municipality of Mauá. In December 2011, an accounting provision was recorded corresponding to the total amount of credit held by the Company and litigation still in progress.

Management continues affirming that the Company has legal right to receive the amounts corresponding to the indemnification and continues monitoring the status of legal proceedings.

10.        PROPERTY, PLANT AND EQUIPMENT

	PARENT COMPANY
	September 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,707	-	88,707	109,303	-	109,303
Buildings	58,963	(32,327)	26,636	39,574	(30,142)	9,432
Equipment	192,444	(121,495)	70,949	160,833	(100,616)	60,217
Transportation equipment	14,764	(8,253)	6,511	21,023	(19,532)	1,491
Furniture and fixtures	16,184	(10,052)	6,132	27,690	(27,593)	97
Other	1,786	(1,067)	719	2,758	(1,713)	1,045
	372,848	(173,194)	199,654	361,181	(179,596)	181,585

	CONSOLIDATED
	September 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,707	-	88,707	109,303	-	109,303
Buildings	58,127	(31,448)	26,679	39,574	(30,142)	9,432
Equipment	185,753	(114,388)	71,365	160,915	(100,626)	60,289
Transportation equipment	26,740	(20,195)	6,545	21,071	(19,549)	1,522
Furniture and fixtures	34,050	(27,808)	6,242	27,810	(27,601)	209
Other	2,551	(1,832)	719	2,758	(1,713)	1,045
Construction in progress	201,080	-	201,080	174,668	-	174,668
	597,008	(195,671)	401,337	536,099	(179,631)	356,468

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Changes in property, plant and equipment are as follows:

	PARENT COMPANY
	December 31, 2011	Reclassification	Additions	Disposals and write-offs	Depreciation	September 30, 2012
Land	109,303	(20,349)	-	(247)	-	88,707
Buildings	9,432	18,500	-	-	(1,296)	26,636
Equipment	60,217	16,694	7,812	(28)	(13,746)	70,949
Transportation equipment	1,491	1,862	3,795	-	(637)	6,511
Furniture and fixtures	97	5,570	698	(32)	(201)	6,132
Other	1,045	(207)	-	-	(119)	719
	181,585	22,070	12,305	(307)	(15,999)	199,654

	CONSOLIDATED
	December 31, 2011	Reclassification	Additions	Disposals and write-offs	Depreciation	September 30, 2012
Land	109,303	(20,349)	-	(247)	-	88,707
Buildings	9,432	18,500	53	-	(1,306)	26,679
Equipment	60,289	16,694	8,172	(28)	(13,762)	71,365
Transportation equipment	1,522	1,862	3,807	-	(646)	6,545
Furniture and fixtures	209	5,570	710	(40)	(207)	6,242
Other	1,045	(207)	-	-	(119)	719
Construction in progress	174,668	-	26,412	-	-	201,080
	356,468	22,070	39,154	(315)	(16,040)	401,337

(a)        Depreciation

Depreciation rates are annually revised. Annual depreciation rates are the following: buildings 2%; equipment 5%; transportation equipment 10% and furniture and fixtures 6.7%. Land is not depreciated.

In the period ended September 30, 2012, there were no relevant changes related to the financial statements as of December 31, 2011. See Note 12.

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11.        INTANGIBLE ASSETS

	PARENT COMPANY
	September 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible assets arising from:
Concession contracts carrying amount (i)	8,079,750	(1,459,197)	6,620,553	8,362,440	(1,630,618)	6,731,822
Concession contracts – economic value (ii)	1,346,606	(283,926)	1,062,680	1,252,422	(247,434)	1,004,988
Program contracts (iii)	5,138,581	(1,462,745)	3,675,836	3,914,369	(1,169,810)	2,744,559
Program contracts – commitments (iv)	627,989	(51,480)	576,509	473,327	(38,341)	434,986
Services agreement – São Paulo (v)	10,431,792	(946,606)	9,485,186	9,781,799	(591,226)	9,190,573
New businesses (vi)	22,111	(8,733)	13,378	21,400	(4,923)	16,477
Software license	53,019	(52,824)	195	52,743	(50,427)	2,316
Provision for asset impairment	(35,127)	-	(35,127)	-	-	-
Provision for physical count losses	(35,087)	-	(35,087)	-	-	-
Total	25,629,634	(4,265,511)	21,364,123	23,858,500	(3,732,779)	20,125,721

	CONSOLIDATED
	September 30, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible assets arising from:
Concession contracts carrying amount (i)	8,101,937	(1,459,328)	6,642,609	8,378,432	(1,630,664)	6,747,768
Concession contracts – economic value (ii)	1,346,606	(283,926)	1,062,680	1,252,422	(247,434)	1,004,988
Program contracts (iii)	5,138,581	(1,462,745)	3,675,836	3,914,369	(1,169,810)	2,744,559
Program contracts – commitments (iv)	627,989	(51,480)	576,509	473,327	(38,341)	434,986
Services agreement – São Paulo (v)	10,431,792	(946,606)	9,485,186	9,781,799	(591,226)	9,190,573
New businesses (vi)	22,111	(8,733)	13,378	21,400	(4,923)	16,477
Software license	53,144	(52,836)	308	52,755	(50,429)	2,326
Provision for asset impairment	(35,127)	-	(35,127)	-	-	-
Provision for physical count losses	(35,087)	-	(35,087)	-	-	-
Total	25,651,946	(4,265,654)	21,386,292	23,874,504	(3,732,827)	20,141,677

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Changes in intangible assets are as follows:

	PARENT COMPANY
	December 31, 2011	Additions	Provision	Contract Renewal	Reclassification	Write-offs and disposals	Amortization	September 30, 2012
Intangible assets arising from:
Concession contracts carrying amount (i)	6,731,822	640,423	-	(652,973)	(22,070)	(114)	(76,535)	6,620,553
Concession contracts – economic value (ii)	1,004,988	94,184	-	-	-	-	(36,492)	1,062,680
Program contracts (iii)	2,744,559	318,977	-	652,973	-	(827)	(39,846)	3,675,836
Program contracts – commitments (iv)	434,986	154,662	-	-	-	-	(13,139)	576,509
Services agreement – São Paulo (v)	9,190,573	652, 437	-	-	(1,460)	(880)	(355,484)	9,485,186
New businesses (vi)	16,477	711	-	-	-	-	(3,810)	13,378
Software license	2,316	276	-	-	-	-	(2,397)	195
Provision for asset impairment	-	-	(35,127)	-	-	-	-	(35,127)
Provision for physical count losses	-	-	(35,087)	-	-	-	-	(35,087)
Total	20,125,721	1,861,670	(70,214)	-	(23,530)	(1,821)	(527,703)	21,364,123

	CONSOLIDATED
	December 31, 2011	Additions	Provision	Contract Renewal	Reclassification	Write-offs and disposals	Amortization	September 30, 2012
Intangible assets arising from resulting from:
Concession contracts carrying amount (i)	6,747,768	646,618	-	(652,973)	(22,070)	(114)	(76,620)	6,642,609
Concession contracts – economic value (ii)	1,004,988	94,184	-	-	-	-	(36,492)	1,062,680
Program contracts (iii)	2,744,559	318,977	-	652,973	-	(827)	(39,846)	3,675,836
Program contracts – commitments (iv)	434,986	154,662	-	-	-	-	(13,139)	576,509
Services agreement – São Paulo (v)	9,190,573	652,437	-	-	(1,460)	(880)	(355,484)	9,485,186
New businesses (vi)	16,477	711	-	-	-	-	(3,810)	13,378
Software license	2,326	389	-	-	-	-	(2,407)	308
Provision for asset impairment	-	-	(35,127)	-	-	-	-	(35,127)
Provision for physical count losses	-	-	(35,087)	-	-	-	-	(35,087)
Total	20,141,677	1,867,978	(70,214)	-	(23,530)	(1,821)	(527,798)	21,386,292

The Company made changes in the allocation of intangible assets, without changing the total, to maintain consistency with the balances of September 30, 2012.

Below, the cost and construction revenue recognized over concession/program contracts in the period of corresponding years:

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	CONSOLIDATED
	September 30, 2011
	Water	Sewage	Total

Construction cost incurred	756,504	826,056	1,582,560
Construction revenue	773,546	847,637	1,621,183

	CONSOLIDATED
	September 30, 2012
	Water	Sewage	Total

Construction cost incurred	716,683	995,694	1,712,377
Construction revenue	730,990	1,018,994	1,749,984

There are no contingent assets and liabilities related to construction agreements in progress.

Intangible assets arising from concession contracts

The Company operates concession contracts including the rendering of basic and environmental sanitation, water supply and sewage collection services. These concession contracts establish rights and duties concerning the assets related to the rendering of public utilities (see Note 3.8 (a) of December 31, 2011). Contracts provide that the assets will reverse to the granting authority at the end of the concession period.

As of September 30, 2012, the Company operated in 363 municipalities in the State of São Paulo. The concession period is 30 years in most of these municipalities.

Services fee occurs in the form of tariff, regulated by the Regulatory Agency of Sanitation and Energy of the State of São Paulo (ARSESP).

Intangible assets resulting from concession contracts include:

(i)         Concession contracts – carrying amount

Concession contracts provide that the assets that will reverse to the granting authority at the end of the contract, for the residual value or market value in accordance with the terms of each contract. The amortization is calculated according to the straight-line method, which considers the useful life of assets.

 (ii)        Concession contracts – economic value

In the period between 1999 and 2006, negotiations related to new concessions were conducted considering the economic and financial result of the operation, determined in a valuation report issued by independent experts.

The amount determined in the respective contract, after deal is closed with the municipal authorities, by means of subscription of the Company shares or in cash, is recorded in this item and is amortized by the respective concession period (usually 30 years). As of September 30, 2012 there were no pending amounts related to these payments to the municipalities.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

The amortization of intangible assets occurs during the effectiveness of contracts or by the useful life of concession underlying assets (whichever is shortest) by the straight-line method.

(iii)        Program contracts

It refers to the renewal of contracts previously referred to as concession contracts whose objective is water supply, sewage and sanitation services. Assets acquired or built are amortized during the contractual term (30 years) or during the useful life of underlying assets, whichever is shortest.

(iv)        Program contracts – Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years) or by the useful life of the assets, whichever is shortest.

As of September 30, 2012, amortization expenses related to the commitments of the program contracts were R$13,138 (R$9,287 in September 2011). In the third quarter of 2012, these expenses amounted to R$5,076 (R$3,060 in the third quarter of 2011).

The amounts not disbursed yet are recorded under “Program Contracts - Commitments” in current liabilities (R$106,156 and R$62,287 as of September 30, 2012 and December 31, 2011, respectively) and non-current liabilities (R$151,575 and R$130,978 as of September 30, 2012 and December 31, 2011, respectively).

(v)        Service agreements – São Paulo

On November 14, 2007, the Company and the São Paulo Municipal Government (Parties) entered into an agreement to establish conditions to ensure stability in the rendering of basic and environmental sanitation public utilities in the municipality of São Paulo, whose main characteristics are:

(a) the Parties undertook the commitment of defining basic and environmental sanitation actions, complementing those of the São Paulo Municipality, investing in the implementation and continuity of programs, such as: the Clean Stream Program and the Water Rational Use Program - PURA, whose main purpose is to ensure the reduction in water consumption in public units, assuring water supply and life quality of population;

 (b) after November 14, 2007, execution date of the agreement, the total amount paid by the São Paulo Municipality to SABESP, referring to direct Management bodies, independent governmental agencies and foundations, less taxes, shall be destined to basic and environmental sanitation actions in the municipality; and

 (c) the municipality undertakes the commitment of restart the payment of current bills and consumption bills issued by SABESP, after November 14, 2007, execution date of this agreement.

The agreement remains effective, but collection mentioned in item (b) is no longer allocated to a specific account for the allocation of basic and environmental sanitation actions in the municipality. The outstanding balance for the amounts collected but not allocated yet as of September 30, 2012 was R$70,531 (R$90,984 in December 2011).

On June 23, 2010, the Company entered into an agreement with the State Government and the Municipality of São Paulo for the rendering of water supply and sewage public utilities in the municipality of São Paulo for a 30-year period, renewable for another 30 years.

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

On June 23, 2010, the State Government signed an agreement with municipal government of São Paulo and the Company, as well as an agreement (“Convênio”) between the State Government and Municipal Government, and SABESP and the Regulatory Agency of Sanitation and Energy of the State of São Paulo (“ARSESP”) as intervening and consenting parties, whose main aspects are the following:

1. The State and the Municipal Government assign to SABESP the right to explore the rendering of sanitation services in the capital city of São Paulo, which includes the obligation of providing services and the right to fees through tariff revenues;

2. The State and the Municipal Government define ARSESP as liable for the regulation duties, including tariffs, control and monitoring of services;

3. The valuation model used was the discounted cash flow, which considered the economic and financial sustainability of SABESP operation in the metropolitan region of São Paulo;

4. Cash flows consider all operating costs, taxes, investments and remuneration of opportunity cost of investors and creditors of SABESP;

5. The agreement provides for investments corresponding to 13% of gross revenue obtained by services rendered in the municipality of São Paulo, net of Cofins e Pasep. Investment plans, referring to execution of Sabesp shall be compatible with activities and programs foreseen in state, municipal sanitation plans and where applicable, metropolitan. The Investment Plan is not definitive and will be revised by Managing Committee every four years, especially as to investments to be made in subsequent period;

6. The payment to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in sanitation-related actions of capital city is a charge to be recovered in tariff, according to contractual provision. This amount corresponds to seven and half percent (7.5%) of gross revenues obtained from services rendered in the municipality of São Paulo, net of Cofins and Pasep and delinquency in the period;

7. The opportunity cost of investors and creditors of SABESP was established by WACC methodology (weighted average cost of capital). This cost was applied as discount rate of cash flows; and

8. The agreement provides for the remuneration of operating net assets, preferably calculated through appraisal valuation or through monetarily restated carrying amount to be defined by ARSESP. In addition, the contract also provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the expiration of the agreement.

The agreement with the municipality of São Paulo, which approximately accounts for 55.1% of the Company’s total revenues, ensures legal and equity safety to SABESP, proper return to shareholders and rendering of quality services to its customers.

The Municipal Government of São Paulo and the Company did not reach an agreement to solve pending financial issues until the execution date of the agreement, related to the rendering of water supply and sewage collection services to households of the municipality, reason that the Company filed suit to collect these bills, which are accrued for losses.

(vi)       New businesses

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

In August 2009, the Company entered into an agreement with CASAL - Companhia de Saneamento de Alagoas, to render specialized technical services in order to implement the program to reduce losses and revenue evasion in the municipality of Maceió, for a 60-month period. Services started to be rendered in 2010.

As of September 30, 2012, the amount recorded under “New businesses” was R$13,378 (R$16,477 in December 2011) where the amount recorded for CASAL was R$11,854 on September 30, 2012 (R$15,665 in December 2011).

(a)        Write-off of underlying assets of intangibles

In the period ended September 30, 2012, the Company wrote off  underlying assets of intangibles in the amount of R$1,821 (R$11,393 in September 2011) due to obsolescence, theft, disposal and works shut down, unproductive wells and projects economically unfeasible.

(b)        Capitalized interests and other financial charges

As of September 30, 2012, the Company capitalized interests and monetary variation, including exchange variation in the concession intangible assets in the amount of R$225,270 (R$229,305 in September 2011) during the period in which assets were reported as work in progress.

(c)        Construction margin

The Company is the primary responsible for the construction and installation of infrastructure related to concession, whether with its own efforts or through outside services, and it is significantly exposed to related risks and benefits.

Therefore, the Company recognizes the construction revenue, corresponding to the construction costs plus a gross margin. Generally, concession-related constructions are outsourced by the Company. In this case, the Company's implicit margin is usually lower, in general, and refers to  administration costs, as well as the assumption of primary risk. In 2012, the margin calculated was 2.3% (2.3% in 2011).

The amount of the construction margin (consolidated) for the nine-month period ended September 30, 2012 and 2011 was R$37,607 and R$38,623, respectively.

 (d)       Expropriations

Due to the execution of priority works related to the water and sewage systems, the expropriation or establishment of right-of-way in third party properties was necessary, whose owners will be refunded on amicable or on a court basis.

Assets, which are subject-matter of these expropriations, must be recorded in concession intangible assets once operation is completed. As of September 30, 2012, the total amount referring to expropriations was R$11,179 (R$15,679 in September 2011).

(e)        Assets pledged as collateral

As of September 30, 2012, the Company held assets pledged as collateral in the amount of R$249,034 for the Special Tax Installment Payment – Paes (Note 13) (R$249,034 in December 2011).

(f)         Public-Private Partnership - PPP

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

SABESP and CAB-Sistema Produtor Alto Tietê S/A,  special purpose entity formed by of Galvão Engenharia S.A. and Companhia Águas do Brasil – CAB Ambiental, signed in June 2008 the Public-Private Partnership agreements (“PPP”) of the Alto Tietê Production system.

The service agreement has a 15-year term, aiming at expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 to 15,000 liters per second, whose operations started in October 2011.

As of September 30, 2012 and December 31, 2011, the carrying amount recorded in the Company’s intangible assets, related to PPP, is R$504,685 and R$474,818, respectively.

(g)        Provisions

Impairment

As of September 30, 2012, the Company recorded a provision for impairment of its intangible assets in the amount of R$35,127, after identifying that the recoverable amount of the assets of certain cash-generating units, calculated according to their value in use, was lower than their carrying amount. This provision was recorded in "Other operating revenues (expenses)”.

It is worth mentioning that Article 29 of Law 11445/07 determines that public basic sanitation services will have their economic-financial sustainability ensured, whenever possible, by means of payment for services provided, preferably in the form of tariffs and other public prices, which may be established for each of the services or for both.

In addition, the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP) is reviewing the tariff structure, which may impact our analyses of the business units' recoverability.

Provision for physical count losses

The Company is in the process of completing the physical count and estimates a possible loss in the amount of R$35,087, recorded in “Other operating revenues (expenses), as of September 30, 2012.

 (h)       Construction in progress

Construction in progress are recorded under intangible assets in the amount of R$5.2 billion as of September 30, 2012 (R$5.7 billion in December 31, 2011).

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

12.        LOANS AND FINANCING

Outstanding balance of borrowings and financing

	PARENT COMPANY
	Sep/12			Dec/11
	Current	Non- current	Total	Current	Non- current	Total	Collaterals	Final maturity	Annual interest rate	Monetary Correction
Financial institution:
IN BRAZILIAN CURRENCY
Caixa Econômica Federal/Banco do Brasil	372,652	198,509	571,161	348,695	479,548	828,243	State Government of S.Paulo and own resources	2014	8.50%	UPR
Debentures 10th issue	20,079	268,728	288,807	2,008	283,293	285,301	own resources	2020	TJLP+1.92% (1st and 3rd series)and 9.53% (2nd series)	IPCA
Debentures 11th issue	472,500	535,252	1,007,752	202500	1,005,748	1,208,248	own resources	2015	CDI + 1.95% (1st series) and CDI + 1.4% (2nd series)
Debentures 12th issue	-	499,536	499,536	-	499,613	499,613	own resources	2025	TR + 9.5%
Debentures 13th issue	-	-	-	599,411	-	599,411	own resources	2012	CDI + 0.65%
Debentures 14th issue	-	282,989	282,989	-	279,810	279,810	own resources	2022	TJLP+1.92% (1st and 3rd series) and 9.19% (2nd series)	IPCA
Debentures 15th issue	-	782,181	782,181	-	-	-	own resources	2019	CDI + 0.99% and 6.2%	IPCA
Federal Savings Bank (CEF)	117,120	923,374	1,040,494	110,479	908,452	1,018,931	own resources	2011/2032	6.8% (weighted)	UPR
Brazilian Development Bank (BNDES)	10,384	-	10,384	37,554	3,491	41,045	own resources	2013	3% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) Baixada Santista region	16,309	101,933	118,242	16,309	114,165	130,474	own resources	2019	2,5% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Growth Acceleration Program ( PAC)	6,428	82,953	89,381	6,428	67,489	73,917	own resources	2023	2.15% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	19,087	220,970	240,057	14,270	235,383	249,653	own resources	2025	1.92% + TJLP LIMIT 6%

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	PARENT COMPANY
	Sep/12			Dec/11
	Current	Non- current	Total	Current	Non- current	Total	Collaterals	Final maturity	Annual interest rate	Monetary Correction
Leasing	-	145,774	145,774	-	49,609	49,609
Other	924	3,039	3,963	1,155	3,503	4,658	own resources	2011/2018/ 2025	12% / CDI / TJLP+ 6%	UPR
Interest and charges	55,678	-	55,678	100,998	-	100,998
Total in Brazilian currency	1,091,161	4,045,238	5,136,399	1,439,807	3,930,104	5,369,911
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$380,974 thousand	77,475	744,665	822,140	71,591	652,141	723,732	Federal Government	2016/2017/ 2025/2035	1.09% to 3.00%	Currency basket chg. + US$
IBRD – US$13,490 thousand	-	30,239	30,239	-	18,928	18,928	Federal Government	2034	0.82%	US$
Eurobonds – US$140,000 thousand	-	283,822	283,822	-	262,067	262,067		2016	7.5%	US$
Eurobonds – US$350,000 thousand	-	703,339	703,339	-	649,024	649,024		2020	6.25%	US$
JICA – Yen 20,167,525 thousand	30,031	480,518	510,549	28,015	476,266	504,281	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 18,132,800 thousand	27,002	431,683	458,685	25,189	427,843	453,032	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 165,229 thousand	-	6,064	6,064	-	1,420	1,420	Federal Government	2029	1.2% and 0.01%	Yen
IDB 1983AB – US$226,058 thousand	48,617	359,209	407,826	44,911	376,355	421,266		2023	2.4% to 2.9%	US$
Interest and charges	35,753	-	35,753	19,671	-	19,671
Total in Foreign currency	218,878	3,039,539	3,258,417	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	1,310,039	7,084,777	8,394,816	1,629,184	6,794,148	8,423,332

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	CONSOLIDATED
	Sep/12			Dec/11
	Current	Non- current	Total	Current	Non- current	Total	Collaterals	Final maturity	Annual interest rate	Monetary Correction
Financial institution:
IN BRAZILIAN CURRENCY
Caixa Econômica Federal/Banco do Brasil	372,652	198,509	571,161	348,695	479,548	828,243	State Government of S.Paulo and own resources	2014	8.50%	UPR
Debentures 10th issue	20,079	268,728	288,807	2,008	283,293	285,301	own resources	2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th issue	472,500	535,252	1,007,752	202,500	1,005,748	1,208,248	own resources	2015	CDI + 1.95% (1st series) and CDI + 1.4% (2nd series)
Debentures 12th issue	-	499,536	499,536	-	499,613	499,613	own resources	2025	TR + 9.5%
Debentures 13th issue	-	-	-	599,411	-	599,411	own resources	2012	CDI + 0.65%
Debentures 14th issue	-	282,989	282,989	-	279,810	279,810	own resources	2022	TJLP+1.92% (1st and 3rd series) and 9.19% (2nd series)	IPCA
Debentures 15th issue	-	782,181	782,181	-	-	-	own resources	2019	CDI + 0.99% and 6.2%	IPCA
Debentures 1st issue-Aquapolo	-	157,833	157,833	-	160,099	160,099	own resources	2029	TR+8.75%
Federal Savings Bank (CEF)	117,462	935,694	1,053,156	110,646	917,574	1,028,220	own resources	2011/2032	6.8% (weighted)	UPR
Brazilian Development Bank (BNDES)	10,384		10,384	37,554	3,491	41,045	own resources	2013	3% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) Baixada Santista region	16,309	101,933	118,242	16,309	114,165	130,474	own resources	2019	2.5% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Growth Acceleration Program ( PAC)	6,428	82,953	89,381	6,428	67,489	73,917	own resources	2023	2.15% + TJLP LIMIT 6%
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	19,087	220,970	240,057	14,270	235,383	249,653	own resources	2025	1.92% + TJLP LIMIT 6%
Leasing		145,774	145,774	-	49,609	49,609

ITR – Quarterly Information - 9/30/2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

	CONSOLIDATED
	Sep/12			Dec/11
	Current	Non- current	Total	Current	Non- current	Total	Collaterals	Final maturity	Annual interest rate	Monetary Correction
Other	6,409	3,039	9,448	1,784	3,503	5,287	own resources	2011/2018/ 2025	12% / CDI / TJLP+ 6%	UPR
Interest and charges	56,316	14,694	71,010	101,028	2,916	103,944
Total in Brazilian currency	1,097,626	4,230,085	5,327,711	1,440,633	4,102,241	5,542,874
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$380,974 thousand	77,475	744,665	822,140	71,591	652,141	723,732	Federal Government	2016/2017/ 2025/2035	1.09% to 3.00%	Currency basket chg. + US$
IBRD – US$13,490 thousand	-	30,239	30,239	-	18,928	18,928	Federal Government	2034	0.82%	US$
Eurobonds – US$140,000 thousand	-	283,822	283,822	-	262,067	262,067		2016	7.5%	US$
Eurobonds – US$350,000 thousand	-	703,339	703,339	-	649,024	649,024		2020	6.25%	US$
JICA – Yen 20,167,525 thousand	30,031	480,518	510,549	28,015	476,266	504,281	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 18,132,800 thousand	27,002	431,683	458,685	25,189	427,843	453,032	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 165,229 thousand	-	6,064	6,064	-	1,420	1,420	Federal Government	2029	1.2% and 0.01%	Yen
IDB 1983AB – US$226,058 thousand	48,617	359,209	407,826	44,911	376,355	421,266		2023	2.4% to 2.9%	US$
Interest and charges	35,753	-	35,753	19,671	-	19,671
Total in Foreign Currency	218,878	3,039,539	3,258,417	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	1,316,504	7,269,624	8,586,128	1,630,010	6,966,285	8,596,295

Quotes at September 30, 2012: US$2.0306; Yen 0.026060 (US$1.8758 and Yen 0.024310 in December 2011)

During the period ended as of September 30, 2012, the Company has not obtained loans that are due in the short-term.

The Company reported the following changes in loans and financing for the quarter ended September 30, 2012. Other information on loans and financing is provided in Note 13 to the Annual Financial Statements as of December 31, 2011.

 (i)       15th Issue of Debentures

On February 15, 2012, the Company issued the 15th issue of Non-Convertible Unsecured Debentures, in Two Series, for Public Offering with Restricted Placement Efforts, pursuant to CVM Rule 476, with the following characteristics:

Date of Issue: February 15, 2012.

Total Amount: R$771,080, number 77,108, in two series, unit value R$10.

	Number	Monetary Correction	Interest rate	Interest payment	Amortization	Maturity date

1st Series	287,330	-	DI+ 0.99% p.a.	Half-year (February and August)	Annual (as of February 2015)	February 2017
2nd Series	483,750	IPCA	6.20%	Annual (February)	Annual (as of February 2018)	February 2019

Early redemption: as of the 24th month

Early redemption: none

The proceeds resulting from the funding of the 15th issue of Debentures will be allocated to the settlement of financial commitments falling due up to December 31, 2012.

(ii)       Redemption of the 13th issue of Debentures

On February 17, 2012, the Company redeemed the total amount of the 13th Issue of Debentures in the amount of R$633,343.

(iii)      Federal Savings Bank (CEF) – Growth Acceleration Program (PAC) 2

In July 2012, funds were raised from part of the contracts of the PAC 2 Group in the amount of R$494.

(iv)      JICA BZ-P19

In September 2012, there was a disbursement of R$140,000 to pay for the funding costs of the loan agreement with JICA BZ-P19, totaling ¥33.6 billion. As of September 30, 2012, the balance was zero.

(v)       Payment schedule of loans and financing

The total volume of debt to be paid until the end of 2012 for the parent company is R$220,145, R$59,857 is the amount denominated in U.S. dollar and R$160,288 (interest and principal) denominated in Reais.

	PARENT COMPANY
	2012	2013	2014	2015	2016	2017	2018 onwards	TOTAL
IN BRAZIL
Banco do Brasil	90,224	380,631	100,306	-	-	-	-	571,161
Caixa Econômica Federal (CEF)	29,301	116,068	77,632	55,938	55,300	57,859	648,396	1,040,494
Debentures	2,008	508,734	349,041	477,134	211,882	213,851	1,098,615	2,861,265
Brazilian Development Bank (BNDES)	6,230	4,154	-	-	-	-	-	10,384
Brazilian Development Bank (BNDES) BX SANTISTA region	4,077	16,309	16,309	16,309	16,309	16309	32,620	118,242
Brazilian Development Bank (BNDES) – Growth Acceleration Program (PAC)	2,079	8,314	8,314	8,314	8,314	8,314	45,732	89,381
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	4,808	19,230	19,230	19,230	19,230	19,230	139,099	240,057
Leasing	-	-	-	-	-	-	145,774	145,774
Other	350	689	497	560	631	711	525	3,963
Interest and charges	21,211	34,467	-	-	-	-	-	55,678
In domestic currency	160,288	1,088,596	571,329	577,485	311,666	316,274	2,110,761	5,136,399

ABROAD
IDB	28,302	77,475	77,475	77,475	77,475	84,964	398,974	822,140
IBRD	-	-	-	-	-	-	30,239	30,239
Eurobonds	-	-	-	-	283,822	-	703,339	987,161
JICA	-	57,035	57,035	57,035	57,035	57,203	689,955	975,298
IDB 1983AB	-	48,617	48,617	48,617	48,617	48,617	164,741	407,826
Interest and charges	31,555	4,198	-	-	-	-	-	35,753
Foreign currency	59,857	187,325	183,127	183,127	466,949	190,784	1,987,248	3,258,417
Total	220,145	1,275,921	754,456	760,612	778,615	507,058	4,098,009	8,394,816

	CONSOLIDATED
	2012	2013	2014	2015	2016	2017	2018 onwards	TOTAL
IN BRAZIL
Banco do Brasil	90,224	380,631	100,306	-	-	-	-	571,161
Caixa Econômica Federal (CEF)	29,643	117,152	78,716	57,022	56,384	65,843	648,396	1,053,156
Debentures	2,855	518,899	359,206	487,299	222,047	224,016	1,204,776	3,019,098
Brazilian Development Bank (BNDES)	6,230	4,154	-	-	-	-	-	10,384
Brazilian Development Bank (BNDES) BX SANTISTA region	4,077	16,309	16,309	16,309	16,309	16309	32,620	118,242
Brazilian Development Bank (BNDES) – Growth Acceleration Program (PAC)	2,079	8,314	8,314	8,314	8,314	8,314	45,732	89,381
Brazilian Development Bank (BNDES) – Sea cleaning program in Baixada Santista region (ONDA LIMPA)	4,808	19,230	19,230	19,230	19,230	19,230	139,099	240,057
Leasing	-	-	-	-	-	-	145,774	145,774
Other	5,835	689	497	560	631	711	525	9,448
Interest and charges	21,234	49,776	-	-	-	-	-	71,010
In domestic currency	166,985	1,115,154	582,578	588,734	322,915	334,423	2,216,922	5,327,711

ABROAD
IDB	28,302	77,475	77,475	77,475	77,475	84,964	398,974	822,140
IBRD	-	-	-	-	-	-	30,239	30,239
Eurobonds	-	-	-	-	283,822	-	703,339	987,161
JICA	-	57,035	57,035	57,035	57,035	57,203	689,955	975,298
IDB 1983AB	-	48,617	48,617	48,617	48,617	48,617	164,741	407,826
Interest and charges	31,555	4,198	-	-	-	-	-	35,753
Foreign currency	59,857	187,325	183,127	183,127	466,949	190,784	1,987,248	3,258,417
Total	226,842	1,302,479	765,705	771,861	789,864	525,207	4,204,170	8,586,128

(vi)      Financial Commitments – “Covenants”

Certain loans and financing contracts contain covenants that require  compliance with certain financial ratios on a quarter or annual basis.

Debentures of the 11th and 12th Issues:

Adjusted current ratio (current assets divided by current liabilities, excluded from current liabilities and the amount recorded in current debts from non-current contracted by the Company) higher than 1.0; and

Ebitda/Financial expenses equal to or higher than 1.5.

The failure to comply with clauses of covenants will result in the early maturity of the contract. The failure to comply with these obligations will only be characterized when this is verified in its quarterly financial information, for at least two consecutive quarters, or even for two non- consecutive quarters within a twelve-month period.

In the failure to comply with covenants, the fiduciary agent shall call, within 48 hours as of the date it became aware of the occurrence, a debenture holders’ general meeting in order to resolve on the declaration of early maturity of debentures.

Brazilian Development Bank (BNDES) – Sea cleaning program in the Baixada Santista region (ONDA LIMPA) II, BNDES –PAC/São Paulo Metropolitan Region and Debentures of the 10th and 14th Issues:

a)     EBITDA/ROL: equal to or higher than 38%;

b)    EBITDA/Adjusted Financial Expenses: equal to or higher than 2.35; and

c)     Adjusted Net Bank Debt/EBITDA: lower than or equal to 3.65.

Federal Savings Bank– Pro-Sanitation Program:

By means of the Performance Improvement Agreement, targets are set for financial and operating ratios (loss of invoicing, revenues evasion, availability of cash and reduction of days of account receivable) that, based on the last two years, are projected annually for the upcoming five years.

Non fulfillment of 5 out of 8 clauses of covenants shall trigger the early maturity of the contract.

Debentures of the 15th Issue:

a)     Adjusted Total Debt/Ebitda: lower than or equal to 3.65; and

b)    Ebitda/Paid Financial Expenses: equal to or higher than 1.5.

BNDES Onda Limpa I and BNDES Tietê II:

a)     Adjusted current ratio: higher than 1.0;

b)    Ebitda/Net Operating Revenue: higher than or equal to 38%;

c)     Total connections (water and sewage) /own headcount: higher than or equal to 520;

d)    Ebitda /Debt service: higher than or equal to 1.5; and

e)     Shareholders’ Equity/Total Liabilities: higher than or equal to 0.8.

Non-fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Eurobonds:

Limit obtaining new loans so that:

a)     Total adjusted debt in relation to Ebitda shall not exceed 3.65; and

b)    The Company’s debt service coverage ratio, determined on the date of inclusion of this debt, is not lower than 2.35.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Inter-American Development Bank (IDB):

Contracts 713, 896, 1,212 and 2,202 - Tariffs shall:

a)     Produce sufficient revenue to cover system exploration, including those related to the management, operation, maintenance and depreciation;

b)    Provide a profitability over fixed assets higher than 7%; and

c)     During the execution of the project, balances of short-term loans shall not exceed 8.5% of shareholders’ equity.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

AB LOAN:

a)     The Company’s ratio of debt service coverage, determined on a Consolidated Basis, must be higher than or equal to 2.35 on any date of the financial quarter; and

b)    Total adjusted debt over Ebitda, determined on a Consolidated Basis, must be lower than or equal to 3.65 on any date of the financial quarter.

As of September 30, 2012, the Company complied with requirements included in its loan and financing contracts.

13.      TAXES AND CONTRIBUTIONS

a)        Current assets

The balance “Recoverable taxes” in current assets includes prepayment of income tax and social contribution and amounts related to withholding income tax (IRRF) on short-term investments. The consolidated balance as of September 30, 2012 was R$53,683 (R$118,116 on December 31, 2011); there was a reduction of R$64,433 in the balance as a result of offset of amounts related to outstanding balance of income tax and social contribution for the year 2011 with amounts payable of the same taxes for 2012. This reduction was partially offset by the withholding income tax (IRRF) levied on interest income on short-term investments, recognized in the period.

b)       Liabilities

	PARENT COMPANY
	Current		Non-current
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Income tax and social contribution	97,894	-	-	-
Cofins and Pasep	51,437	57,052	-	-
Paes	28,279	36,716	-	18,363
INSS	26,070	25,630	-	-
IRRF	1,398	44,168	-	-
Other	16,190	17,228	-	-
Total	221,268	180,794	-	18,363

	CONSOLIDATED
	Current		Non-current
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Income tax and social contribution	97,981	-	-	-
Cofins and Pasep	51,480	57,073	-	-
Paes	28,279	36,716	-	18,363
INSS	26,083	25,645	-	-
IRRF	1,406	44,172	-	-
Other	16,207	17,516	-	-
Total	221,436	181,122	-	18,363

The increase of R$40,314 in consolidated current liabilities mainly occurred as a result of the calculation of income tax and social contribution to be paid in September 2012, versus the withholding income tax levied on  interest on equity in January 2012, and the payments of the Special Tax Installment Payment Program (Paes) in the period.

The reduction of R$18,363 in consolidated non-current liabilities occurred as a result of payment and adequacy of the short-term and long-term balances of the Special Tax Installment Payment Program (Paes) of the parent company, according to the information below.

The company applied for the Special Tax Installment Payment Program (Paes) on July 15, 2003, pursuant Law 10684 of May 30, 2003, including in this request the debts related to Cofins and Pasep involved in lawsuit against the application of Law 9718/98 and consolidated the remaining balance of the Tax Recovery Program (Refis). The total amount included in Paes was R$316,953, as follows:

Tax	Principal	Penalty	Interests	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

Debt is being paid in 120 months. The amounts paid from January to September 2012 and in 2011 were R$27,947 and R$36,091, respectively. Financial expenses were recorded in the amount of R$284 in the third quarter of 2012 (R$648 in the third quarter of 2011) and R$1,147 from January to September 2012 (R$2,197 from January to September 2011). The outstanding debt as of September 30, 2012 was R$28,279. The assets pledged as collateral in previous Refis Program, in the amount of R$249,034, continue to collateralize the amounts of Paes Program.

14.      DEFERRED TAXES AND CONTRIBUTIONS

(a)       Balances

            Breakdown of deferred taxes

	PARENT COMPANY		CONSOLIDATED
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

Deferred income tax asset (i)
Provisions	556,951	575,473	556,951	575,473
Pension plan liabilities – G1	189,529	180,018	189,529	180,018
Pension plan liabilities – G0	85,271	85,271	85,271	85,271
Donations of assets related to the concession contracts	36,025	38,213	36,025	38,213
Allowance for loan losses	154,784	135,223	154,784	135,223
Other	100,579	77,175	104,955	78,717
Total deferred tax asset	1,123,139	1,091,373	1,127,515	1,092,915

Deferred tax liability (ii)
Temporary difference on intangible asset	(660,689)	(692,210)	(660,689)	(692,210)
Capitalization of borrowing costs	(130,074)	(101,507)	(130,074)	(101,507)
Income on supply to public authorities	(79,293)	(76,773)	(79,293)	(76,773)
Other	(65,674)	(42,957)	(65,922)	(42,962)
Total deferred tax liability	(935,730)	(913,447)	(935,978)	(913,452)
Net deferred tax asset	187,409	177,926	191,537	179,463

Deferred income tax asset (i)
recoverable within 12 months	220,462	259,784	220,462	259,784
recoverable after one year	902,677	831,589	907,053	833,131
Total deferred tax asset	1,123,139	1,091,373	1,127,515	1,092,915
Deferred tax liability (ii)
Within 12 months	(35,483)	(27,282)	(35,483)	(27,282)
After one year	(900,247)	(886,165)	(900,495)	(886,170)
Total deferred tax liability	(935,730)	(913,447)	(935,978)	(913,452)
Deferred tax asset	187,409	177,926	191,537	179,463

(i)             The Company’s Management expects to use the deferred tax asset balance in 2013 at the same ratio as 2012, and the remaining amount to be used in the subsequent year, 2014.

(ii)            Deferred tax liabilities are expected to be realized in 2013, at the same ratio as 2012, and the remaining amount to be realized in subsequent years as of 2014.

(b)        Reconciliation of effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled with nominal rates provided for by laws, as shown below:

	PARENT COMPANY
	Jul-Sep/12	Jan-Sep/12	Jul-Sep/11	Jan-Sep/11

Income before taxes	552,946	1,616,586	122,677	1,194,401
Nominal rate	34%	34%	34%	34%
Expected expenses at nominal rate	(188,002)	(549,639)	(41,710)	(406,096)
Permanent differences
Provision Law 4819/58 (i)	(8,648)	(26,175)	(13,055)	(80,331)
Interest on equity	-	97,969	-	23,379
Other differences	5,468	7,747	52	(948)
Income tax and social contribution	(191,182)	(470,098)	(54,713)	(463,996)

Current income tax and social contribution	(240,126)	(479,581)	(112,974)	(519,992)
Deferred income tax and social contribution	48,944	9,483	58,261	55,996
Effective tax rate	35%	29%	45%	39%

	CONSOLIDATED
	Jul-Sep/12	Jan-Sep/12	Jul-Sep/11	Jan-Sep/11

Income before taxes	552,686	1,614,056	123,619	1,195,441
Nominal rate	34%	34%	34%	34%
Expected expenses at nominal rate	(187,913)	(548,779)	(42,030)	(406,450)
Permanent differences
Provision Law 4819/58 (i)	(8,648)	(26,175)	(13,055)	(80,331)
Interest on equity	-	97,969	-	23,379
Other differences	5,639	9,417	(570)	(1,634)
Income tax and social contribution	(190,922)	(467,568)	(55,655)	(465,036)

Current income tax and social contribution	(240,204)	(479,801)	(113,182)	(520,200)
Deferred income tax and social contribution	49,282	12,233	57,527	55,164
Effective tax rate	35%	29%	45%	39%

(i)         Permanent difference related to the provision for actuarial liability (Note 8 (vii)).

Transition Tax Regime – RTT

For purposes of calculating income tax and social contribution for the years 2009 and 2008, the Company and its subsidiaries adopted the RTT, which allows the legal entity to eliminate the accounting effects of Law 11638/07 and Provisional Measure 449/08, converted into Law 11.941/09, by means of records in the tax accounting ledger - LALUR and ancillary controls, without any change in the accounting books.

The Company has also adopted the same tax practices since 2008, as the RTT became mandatory and shall be effective until the enactment of Law that rules the tax effects of the new accounting methods, seeking the tax neutrality.

15.        PROVISIONS

The Company is party to several lawsuits resulting from its regular operations, including civil, tax, labor and environmental lawsuits. Management believes that the provisions are sufficient to cover any losses that may occur. These provisions, net of judicial deposits for which it has the legal right to offset, are stated as follows:

	PARENT COMPANY AND CONSOLIDATED
	September 30, 2012	December 31, 2011
Customers (i)	601,220	618,533
Suppliers (ii)	130,664	420,767
Other civil lawsuits (iii)	165,044	178,366
Tax (iv)	77,672	76,448
Labor (v)	235,468	156,536
Environmental (vi)	146,184	121,179

Total	1,356,252	1,571,829

Current	644,538	764,070
Noncurrent	711,714	807,759

Changes in provisions for the period ended September 30, 2012:

	PARENT COMPANY
	12/31/2011	Additions	Exclusions	Interest rates, monetary correction andreversals	9/30/2012

Customers (i)	727.261	67.128	(85.670)	15.718	724.437
Suppliers (ii)	422,595	89,073	(128,013)	(98,651)	285,004
Other civil lawsuits (iii)	188,546	25,515	(36,330)	(8,405)	169,326

Tax (iv)	76,448	3,703	(4,588)	2,109	77,672
Labor (v)	156,536	84,592	(32,163)	26,503	235,468
Environmental (vi)	121,179	30,278	(11,104)	5,831	146,184
Subtotal	1,692,565	300,289	(297,868)	(56,895)	1,638,091
Judicial deposits	(120,736)	(162,059)	6,515	(5,559)	(281,839)
Total	1,571,829	138,230	(291,353)	(62,454)	1,356,252

The amount paid related to lawsuits from January to September of 2012 was R$285,624 (R$197,521 in December 2011).

Consolidated balance amounts to R$1,356,255 (R$1,571,829 in December 2011). The R$3 difference when compared to parent company’s balance refers to the provisions of R$2 and R$1 recorded by the subsidiaries Águas de Andradina and Águas de Castilho, respectively.

The main changes occurred in the period are related to the new provisions, change in estimated loss related to customers, suppliers and labor claims. In case of write-offs due to the revised estimate, and payments made and, for suppliers, relating to the settlement of the lawsuit.

(i)         Customers - Approximately 1,520 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 450 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the likelihood of losses is probable.

(ii)         Suppliers - Suppliers’ claims include lawsuits filed by certain contractors alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of losses is probable.

(iii)        Other civil lawsuits - refer mainly to action for damages due to property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when assessed as probable losses.

(iv)       Tax lawsuits - the provision for tax mainly refers to issues connected with tax collections questioned due to different interpretation of legislation by the Company’s legal counsels, duly accrued when assessed as probable losses.

 (v)       Labor lawsuits - the Company is a party in several labor lawsuits, involving issues such as overtime, unhealthy work premium and hazardous work premium, prior notice, change of job position, salary parity and other. Most of the amount involved is under provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)        Environmental lawsuits - these refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and other for the imposition of fines due to environmental damages allegedly caused by the Company. The provision represent the Company’s best estimate at this moment; however, they may differ from the amount to be disbursed as indemnity of alleged damages, in view of the current stage of referred lawsuits.

Lawsuits with likelihood of possible loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor claims, which are considered by its legal counsels as possible losses, and are not recorded in the accounting books. The amount  of these lawsuits is approximately R$2,658,300 as of September 30, 2012 (R$2,621,800 in December 2011).

Other information  is presented in Note 16 to the Annual Financial Statements as of December 31, 2011.

16.        EMPLOYEE BENEFITS

(a)        Assistance Plan

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, it is composed of optional health care plan, of free choice, maintained by contributions from the sponsor and the participants, which were the following:

.           From the Company: 8.3%, on average, on Gross payroll;

.           From the participants: 2.2%, on base salary and bonus, which represent an average of 1.3% on gross payroll.

(b)        Pension plan

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, the defined benefit plan (“G1 Plan”) receives monthly contributions from the Company and from active participants according to the actuarial study of SABESPREV, as follows:

•         0.53% of the portion of the salary of participation up to 20 salaries; and

•         4.5% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of September 30, 2012, the Company had a net actuarial liability of R$566,592 (R$538,619 in December 2011) which represents the difference between the present value of the Company´s liabilities related to participants who are employees, retirees and pensioners and the fair value of related assets and unrecognized actuarial gains.

Aiming to settle the actuarial deficit presented by the Basic Benefit Plan – BD (“G1 Plan”), in July 2010 SABESP and SABESPREV launched a new Defined Contribution plan, the SABESPREV Mais - CD. The new plan was approved by the National Supplementary Pension Plan Superintendence (Previc) in June 2010. With the launch of this plan, participants, both active and assisted, were able to migrate from the BD Plan to  the SABESPREV Mais plan.

The period for migrating from the BD Plan (G1 Plan) to the SABESPREV Mais plan, set forth in the regulation, which was 120 days, from July 8 to November 4, 2010, was suspended on October 20, 2010, due to the preliminary injunction granted by the 8th Tax Court of the State of São Paulo, determining the suspension of the transfer of amounts and participants of the BD Plan to the SABESPREV Mais plan and the suspension of the collection of the extraordinary contribution for payment of the actuarial deficit of the BD plan; no changes have been made to these court decisions to this date. Up to October 20, 2010, 4,023 active and assisted participants had migrated from the G1 Plan to the SABESPREV Mais plan, corresponding to 26.0% of the plan's participants.

(c)        Plan G0

The Company is also jointly liable in a supplementary defined benefit pension plan. Pursuant to State Law 4,819/58, employees who served before May 1974 and retired as employees of the Company acquired the right to receive supplementary payments to their retirement benefits and pensions paid within the G0 Plan. The Company pays the supplements to these retirement benefits and pensions on behalf of the state government and is claiming the reimbursement of these amounts, which are recorded as receivables from shareholders, limited to the amounts whose reimbursement by the state government is deemed as practically certain.

(d)        Amounts recognized in the balance sheet

Plan – G1
Pension plan liabilities on December 31, 2011	538,619
Expenses recognized in 2012	35,515
Payments made in 2012	(7,542)

Pension plan liabilities as of September 30, 2012	566,592

Plan – G0
Pension plan liabilities as of December 31, 2011	1,512,078
Expenses recognized in 2012	125,840
Payments made in 2012	(91,031)
Pension plan liabilities as of September 30, 2012	1,546,887
Total	2,113,479

 (e)       Profit sharing

The Company recorded referring to the Profit Sharing Plan, considering the period between January and December 2012, the amount corresponding to one payroll, by setting targets. In the third quarter of 2012, the amount of R$15,017 (R$14,005 in third quarter of 2011) was accrued. In the period from January to September 2012 and 2011 the amounts of R$45,050 and R$42,409, respectively, were accrued.

17.        REVENUE

(a)        Gross revenue

	PARENT COMPANY
	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Metropolitan Region of São Paulo	1.658.420	4.844.058	1.526.822	4.452.945
Regional systems (i)	604.564	1.656.859	541.260	1.590.372
Total (ii)	2.262.984	6.500.917	2.068.082	6.043.317

	CONSOLIDATED
	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Metropolitan Region of São Paulo	1.658.420	4.844.058	1.526.822	4.452.945
Regional systems (i)	603.816	1.662.356	542.807	1.594.738
Total (ii)	2.262.236	6.506.414	2.069.629	6.047.683

(i)         It includes the municipalities operated in the inland and coastal region of the State of São Paulo.

(ii)        There was a 7.6% increase in gross revenue from January to September 2012 when compared to the same period in 2011. The billed volume increased by 2.5% from January to September and the tariff adjustment was 6.83% in September 2011, and 5.15% in September 2012.

(b)        Reconciliation of gross revenue to net revenue

	PARENT COMPANY
	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Gross revenues	2,262,984	6,500,917	2,068,082	6,043,317
Construction revenue	612,233	1,740,969	672,330	1,621,042
Sales taxes	(164,232)	(478,170)	(149,150)	(438,691)
Net revenues	2,710,985	7,763,716	2,591,262	7,225,668
	CONSOLIDATED
	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Gross revenues from sales and/or services	2,262,236	6,506,414	2,069,629	6,047,683
Construction revenue	612,716	1,749,984	672,361	1,621,183
Sales taxes	(164,279)	(479,042)	(149,191)	(438,811)
Net revenues	2,710,673	7,777,356	2,592,799	7,230,055

18.        OPERATING COSTS AND EXPENSES

	PARENT COMPANY
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Cost of sales and services rendered:
Payroll and charges	298,298	893,601	294,815	845,892
Pension plan liabilities (i)	8,801	26,665	11,885	35,330
Construction costs	599,177	1,704,050	656,029	1,581,757
General supplies	42,928	120,585	39,288	105,469
Treatment supplies	39,132	135,137	37,258	118,823
Outsourced services	177,444	511,370	195,299	497,985
Electricity	144,507	441,478	143,447	435,264
General expenses	107,407	297,616	95,178	269,927
Depreciation and amortization	174,654	526,055	161,314	549,557
	1,592,348	4,656,557	1,634,513	4,440,004
Selling expenses:
Payroll and charges	48,373	145,452	50,110	148,359
Pension plan liabilities (i)	1,496	4,391	1,886	5,806
General supplies	2,183	6,105	2,028	5,679
Outsourced services	45,475	162,347	24,232	133,521
Electricity	147	474	136	471
General expenses	18,392	57,868	19,050	56,889
Depreciation and amortization	2,214	5,546	1,555	5,703
Allowance for doubtful accounts, net of recoveries (Note 7(c))	70,612	145,999	17,222	93,329
	188,892	528,182	116,219	449,757
Administrative expenses:
Payroll and charges	41,935	122,742	40,762	116,022
Pension plan liabilities (i)	27,802	83,787	27,587	244,267
General supplies	968	3,077	1,168	3,067
Outsourced services	38,597	105,338	25,595	77,673
Electricity	203	863	345	819
General expenses	83,897	145,736	79,967	151,808
Depreciation and amortization	3,325	12,101	5,322	17,254
Tax expenses	10,660	56,773	11,571	49,108
	207,387	530,417	192,317	660,018
Costs, selling and administrative expenses:
Payroll and charges	388,606	1,161,795	385,687	1,110,273
Pension plan liabilities (i)	38,099	114,843	41,358	285,403
Construction costs	599,177	1,704,050	656,029	1,581,757
General supplies	46,079	129,767	42,484	114,215
Treatment supplies	39,132	135,137	37,258	118,823

	PARENT COMPANY
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Outsourced services	261,516	779,055	245,126	709,179
Electricity	144,857	442,815	143,928	436,554
General expenses	209,696	501,220	194,195	478,624
Depreciation and amortization	180,193	543,702	168,191	572,514
Tax expenses	10,660	56,773	11,571	49,108
Allowance for doubtful accounts, net of recoveries (Note 7(c))	70,612	145,999	17,222	93,329
	1,988,627	5,715,156	1,943,049	5,549,779

(i)         The decrease in pension plan obligations is due to the increase in the actuarial liabilities referring to the retirement and pension supplementary benefits granted by the State Law 4819/58 (G0 Plan) in the amount of R$157,527, which impacted the first quarter of 2011.

	CONSOLIDATED
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Cost of sales and services rendered:
Payroll and charges	298,135	894,293	294,970	846,338
Pension plan liabilities (i)	8,801	26,665	11,885	35,330
Construction costs	599,713	1,712,377	656,241	1,582,560
General supplies	42,874	120,714	39,318	105,586
Treatment supplies	39,102	135,198	37,289	118,910
Outsourced services	177,118	511,822	195,546	498,567
Electricity	144,159	442,334	143,709	436,019
General expenses	107,338	297,713	95,392	270,360
Depreciation and amortization	174,699	526,144	161,331	549,581
	1,591,939	4,667,260	1,635,681	4,443,251
Selling expenses:
Payroll and charges	48,289	145,480	50,110	148,444
Pension plan liabilities (i)	1,496	4,391	1,886	5,806
General supplies	2,183	6,105	2,028	5,679
Outsourced services	45,466	162,383	24,231	133,535
Electricity	147	474	136	471
General expenses	18,365	57,901	19,053	56,895
Depreciation and amortization	2,213	5,546	1,555	5,703
Allowance for doubtful accounts, net of recoveries (Note 7(c))	70,495	146,043	17,308	93,416
	188,654	528,323	116,307	449,949
Administrative expenses:
Payroll and charges	42,428	125,497	41,393	117,948
Pension plan liabilities (i)	27,802	83,787	27,587	244,267

	CONSOLIDATED
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
General supplies	1,061	3,451	1,203	3,164
Outsourced services	39,024	107,311	26,111	79,114
Electricity	385	1,112	346	823
General expenses	83,718	146,251	80,104	152,260
Depreciation and amortization	3,339	12,148	5,331	17,272
Tax expenses	10,738	57,041	11,603	49,240
	208,495	536,598	193,678	664,088
Costs, selling and administrative expenses:
Payroll and charges	388,852	1,165,270	386,473	1,112,730
Pension plan liabilities (i)	38,099	114,843	41,358	285,403
Construction costs	599,713	1,712,377	656,241	1,582,560
General supplies	46,118	130,270	42,549	114,429
Treatment supplies	39,102	135,198	37,289	118,910
Outsourced services	261,608	781,516	245,888	711,216
Electricity	144,691	443,920	144,191	437,313
General expenses	209,421	501,865	194,549	479,515
Depreciation and amortization	180,251	543,838	168,217	572,556
Tax expenses	10,738	57,041	11,603	49,240
Allowance for doubtful accounts, net of recoveries (Note 7(c))	70,495	146,043	17,308	93,416
	1,989,088	5,732,181	1,945,666	5,557,288

(i)         The decrease in pension plan obligations is due to the increase in the actuarial liabilities referring to the retirement and pension supplementary benefits granted by the State Law 4819/58 (G0 Plan) in the amount of R$157,527, which impacted the first quarter of 2011

19.        FINANCIAL INCOME AND EXPENSES

	PARENT COMPANY
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Financial expenses:
Interest and charges on loans and financing – local currency	(75,012)	(227,145)	(77,800)	(273,729)
Interest and charges on loans and financing – foreign currency	(22,529)	(68,276)	(23,155)	(60,303)
Other financial expenses	(8,012)	(27,120)	(6,991)	(24,671)
Income tax on foreign remittance	(2,404)	(8,162)	(2,316)	(6,828)
Monetary variation on loans and financing	(6,557)	(24,025)	(7,862)	(42,689)
Monetary variation on deficit Sabesprev mais	(347)	(1,154)	-	-

	PARENT COMPANY
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Other	255	(2,917)	72	(705)
Provisions for financial risks, net of payments	(39,844)	(117,960)	(40,155)	(108,278)
Total financial expenses	(154,450)	(476,759)	(158,207)	(517,203)

Financial income:
Monetary adjustment gains	13,727	34,814	17,386	64,784
Income from short-term investments	34,500	134,417	70,767	212,289
Interest and other	20,055	57,518	25,355	61,957
Total financial income	68,282	226,749	113,508	339,030

Financial income, net before exchange rate changes	(86,168)	(250,010)	(44,699)	(178,173)

Exchange rate changes, net:
Exchange rate changes on loans and financing	(23,060)	(145,502)	(466,324)	(322,976)
Other exchange rate changes	(15)	(40)	(61)	(69)
Foreign exchange gains	(50)	(105)	386	(14,564)
	(23,125)	(145,647)	(465,999)	(337,609)

Net financial income (expenses)	(109,293)	(395,657)	(510,698)	(515,782)

	CONSOLIDATED
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Financial expenses:
Interest and charges on loans and financing – local currency	(75,212)	(230,030)	(77,991)	(274,159)
Interest and charges on loans and financing – foreign currency	(22,529)	(68,276)	(23,155)	(60,303)
Other financial expenses	(8,014)	(27,560)	(7,066)	(24,767)
Income tax on foreign remittance	(2,404)	(8,162)	(2,316)	(6,828)
Monetary variation on loans and financing	(6,557)	(24,026)	(7,862)	(42,689)
Monetary variation on deficit re Sabesprev mais	(347)	(1,154)	-	-
Other	255	(2,917)	72	(705)
Provisions for financial risks, net of payments	(39,844)	(117,960)	(40,155)	(108,278)
Total financial expenses	(154,652)	(480,085)	(158,473)	(517,729)

Financial income:
Monetary adjustment gains	13,733	34,820	17,386	64,794
Income from short-term investments	34,598	134,791	70,859	212,438
Interest and other	20,039	57,573	25,356	61,980
Total financial income	68,370	227,184	113,601	339,212

	CONSOLIDATED
Description	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Financial income, net before exchange rate changes	(86,282)	(252,901)	(44,872)	(178,517)

Exchange rate changes, net:
Exchange rate changes on loans and financing	(23,060)	(145,501)	(466,324)	(322,977)
Other	(15)	(53)	(61)	(69)
Exchange gains (losses)	(51)	(96)	386	(14,561)
	(23,126)	(145,650)	(465,999)	(337,607)

Net financial income (expenses)	(109,408)	(398,551)	(510,871)	(516,124)

20.        OTHER OPERATING INCOME (EXPENSES), NET

	PARENT COMPANY
	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Other operating income, net	14,528	48,009	(2,131)	58,058
Other operating expenses	(74,061)	(80,683)	(10,540)	(19,346)
Other operating income (expenses), net	(59,533)	(32,674)	(12,671)	38,712

	CONSOLIDATED
	3Q12	Jan-Sep/12	3Q11	Jan-Sep/11
Other operating income, net	14,570	48,115	(2,103)	58,144
Other operating expenses	(74,061)	(80,683)	(10,540)	(19,346)
Other operating income (expenses), net	(59,491)	(32,568)	(12,643)	38,798

Other operating income are composed of income from sale of fixed assets, public notices,  indemnities and reimbursement of expenses, penalties and pledges, lease of properties, reuse water, Pura and Aqua log’s projects and services.

Other operating expenses are composed of write-off of fixed assets due to obsolescence, discontinued works, unproductive wells, economically unfeasible projects and loss of fixed assets.

There was an increase in other operating expenses due to estimated provisions for intangible asset physical count losses and for impairment of intangible asset.

21.        SEGMENT INFORMATION

The Company's Management defined the operating segments based on accounting balances, applied in strategic decisions.

The Company's Management considers business as water and sewage service. No operating segment was added.

The business segment information for September 30, 2012 is the following:

	CONSOLIDATED
	January to September 2012
	Water	Sewage	Reconciliation to the Financial Statements (a)	Balance according to the Financial Statements

Gross revenue from sales and services provided	3,593,277	2,913,137	1,749,984	8,256,398

Deductions from gross revenue	(264,193)	(214,849)	-	(479,042)

Net revenues from sales and services provided	3,329,084	2,698,288	1,749,984	7,777,356

Costs, selling and administrative expenses	(2,515,427)	(1,504,377)	(1,712,377)	(5,732,181)

Operating profit before other operating expenses, net	813,657	1,193,911	37,607	2,045,175

Other operating expenses, net				(32,568)

Financial result, net				(398,551)

Operating profit before financial result and taxes				1,614,056

Depreciation and amortization	301,876	241,962	-	543,838

The business segment information for September 30, 2011 is the following:

	CONSOLIDATED
	January to September 2011
	Water	Sewage	Reconciliation to the Financial Statements (a)	Balance according to the Financial Statements

Gross revenue from sales and services provided	3,348,872	2,698,811	1,621,183	7,668,866

Deductions from gross revenue	(242,967)	(195,844)	-	(438,811)

Net revenues from sales and services provided	3,105,905	2,502,967	1,621,183	7,230,055

Costs, selling and administrative expenses	(2,475,864)	(1,498,864)	(1,582,560)	(5,557,288)

Operating profit before other operating expenses, net	630,041	1,004,103	38,623	1,672,767

Other operating expenses, net				38,798

Financial result, net				(516,124)

Operating profit before financial result and taxes				1,195,441

Depreciation and amortization	307,789	264,767	-	572,556

            The impacts on gross revenue from sales and services are as follows:

	CONSOLIDATED
	January to September
	2012	2011

(a) Gross construction revenue referring to ICPC 1	(1,749,984)	(1,621,183)

The impacts on cost, selling and administrative expenses are as follows:

	CONSOLIDATED
	January to September
	2012	2011

(a) Construction cost referring to ICPC 1	(1,712,377)	(1,582,560)

(a)        Construction revenue is recognized as CPC 17, "Construction Contracts (IAS 11) applying the percentage method of execution.

22.        EQUITY

(a)        Authorized capital

The Company is authorized to increase its capital up to the limit of R$10,000,000 (December 31, 2011 - R$10,000,000) as approved by the Board of Directors and upon ratification of the Fiscal Council.

 (b)       Subscribed and paid-in capital

The subscribed and paid-in capital consists of 227,836,623 (December 31, 2011 – 227,836,623), common, book-entry, registered shares, without par value, distributed as follows:

	Number of shares	%
Treasury Department	114,508,086	50.26
Brazilian Clearing and Depository Corporation	56,043,834	24.60
The Bank Of New York ADR Department (equivalent in shares)(*)	56,659,486	24.87
Other	625,217	0.27
	227,836,623	100.00

(*) each ADR corresponds to two shares

On June 22, 2012, the Company began to pay interest on equity related to 2011 in the amount of R$578,705, with withholding tax. This amount corresponds to two reais and fifty-four centavos (R$2.54) per share.

Further information on shareholders’ equity, such as shareholders compensation, objective and purpose of reserves can be found in Note 18 of the Annual Financial Statements as of December 31, 2011.

23.        EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares outstanding during the year.

	Jan-Sep/2012	Jan-Sep/2011

Profit attributable to the Company’s shareholders	1,146,488	730,405
Weighted average number of common shares issued (in thousands of shares)	227,836	227,836

Basic and diluted earnings per share (Reais per share)	5.03208	3.20584

The Company has no potential issuable common shares outstanding. Thus, the basic and diluted earnings per share are the same.

24.        COMMITMENTS

(i)         Operational rentals

As of September 30, 2012, operational and facilities rentals already contracted require minimum payments, as follows:

2012	59,398
2013	58,745
2014	36,250
2015	2,191
2016	23
Total	156,607

Rental expenses for the periods from July to September 2012 e 2011 were R$14,729 and R$8,808, respectively. Figures refer to the following accounts: property rentals, rental of machinery and equipment, rental of computer equipment, car rentals, automotive equipment rental and leasing of copying machines. The operating lease contracts expire in 2016.

(ii)         Electricity

The Company has long-term contracts for firm commitments with suppliers of electricity for own use. As of September 30, 2012, the main amounts of contracts of this type are as follows:

2012	281,861
2013	308,678
2014	109,675
2015	107,283
Total	807,497

Electricity expenses for the periods from July to September 2012 and 2011 were R$144,857 and R$143.928, respectively, and for the periods from January to September 2012 and 2011 these expenses were R$442,815 and R$436,554, respectively. The firm commitment agreements expire in 2015.

25.        CASH FLOW STATEMENTS

Additional Information

PARENT COMPANY AND CONSOLIDATED
September 30, 2012
Non-cash investments and financing transactions
Interest capitalized in the period	225,270
Contractors	39,227
Commitments relating to program contracts recorded as an addition to intangible assets	92,074
Leasing	96,165
Construction margin recorded in intangible assets	36,919
Other additions to intangible assets	29,868

26.        SUBSEQUENT EVENTS

•         16th Issue of Debentures

In November, the  Company’s Board of Directors approved the conditions applicable to the 16th issue of simple, non-convertible, unsecured debentures in a single series, for public distribution with restricted placement efforts, in the total amount of R$500 million, the proceeds of which will be used to pay the Company’s financial commitments.

•         17th Issue of Debentures

At a meeting held on November 13, 2012, SABESP’s Board of Directors approved the 17th issue of simple, non-convertible, unsecured debentures (“17th Issue”), in the amount of up to one billion reais (R$1.0 billion), in up to three series, for public distribution, the proceeds of which will be used to pay the Company’s financial commitments in 2013, including the early redemption of debentures issued thereby and/or the payment of other debts.

•         Public-private Partnership (PPP) of the Água São Lourenço Production System

The call for the Public-Private Partnership (PPP) of the Água São Lourenço Production was launched in the first week of November. The project should require initial investments of R$1.8 billion, and that amount should reach R$5 billion in 20 years.

According to SABESP, the São Lourenço Production System is a water supply complex with capacity to provide water to around 1.5 million people in the São Paulo Metropolitan Region. The system will have an intake of 4,700 liters of water per second in the Cachoeira do França Reservoir (in the Alto do Juquiá basin), a new water treatment station in Cotia, and a delivery network for seven municipalities of the western metropolitan region.

•         Contracting of a Loan from the Caixa Econômica Federal (CEF)

In October 2012, SABESP formalized with the Caixa Econômica Federal the contracting of a loan to complement the separation of the sanitation system of the Monte Mor municipality, in the amount of R$18,855. The funds are originated from the Sanitation for All program of the Government Severance Indemnity Fund (FGTS), and were obtained through a selection process conducted by the City Ministry – PAC 2.

Financial charges are: interest of 6.00% p.a., risk rate of 0.30% p.a. and management fee of 1.40% p.a. The indexer is the Reference Rate (TR). The grace period is four years and the amortization period is 20 years.

•         Arsesp Resolution 373 of November-07-2012

The Regulatory Agency for Sanitation and Energy of the State of São Paulo (Arsesp) changed the schedule of its Resolution 370 of October 8, 2012 referring to SABESP’s Tariff Revision Process, through Arsesp Resolution 373 of November 7, 2012.

•         First Tariff Revision

ARSESP, through Resolution 374, is submitting to the Basic Sanitation Public Consultation 004/12 the proposal referring to the preliminary Initial Maximum Average Tariff (P0) and Efficiency Gain Factor (X) for SABESP’s Second Cycle.

Other Information Deemed as Relevant by the Company

1.    CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDERS, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at September 30, 2012
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	2,009	0	2,009	0
Executive Officers	603	0	603	0

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,698	50.3%	114,510,698	50.3%

Outstanding Shares	113,325,925	49.7%	113,325,925	49.7%

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at September 30, 2011
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	2,009	0	2,009	0
Executive Officers	603	0	603	0

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at September 30, 2011
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,698	50.3%	114,510,698	50.3%

Outstanding Shares	113,325,925	49.7%	113,325,925	49.7%

2.    SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE LEVEL OF INDIVIDUALS
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at September 30, 2012 (shares)
	Common shares		Total
Shareholder	No. of shares	%	No. of shares	%
State Finance Department	114,508,086	50.3	114,508,086	50.3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2012, which comprises the balance sheet as of September 30, 2012 and the related statements of income for the three and nine-month periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and of the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Review of individual and consolidated interim financial information for the period ended September 30, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the three and nine-month periods ended September 30, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, whose report, without qualification, was issued and dated on November 10, 2011. The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on March 23, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2012

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

Justification for Restatement

Version	Description
2	Exclusion of a file unduly included: Comment on the Behavior of Corporate Projections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.